UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  --------------------------------------------

                                   FORM 10-SB
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

           Under Section 12(g) of The Securities Exchange Act of 1934

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                               1-800-AUTOTOW, INC.
                               -------------------
           (Name of Small Business Issuer as specified in its charter)


        DELAWARE                                65-0783268
        --------                                ----------
(State of incorporation)            (I.R.S. Employer Identification No.)


         1301 N. Congress Ave., Suite 330
                Boynton Beach, FL                      33426
                -----------------                      -----
(Address of principal executive offices)            (Zip Code)

Registrant's telephone number, including area code: (561) 733-2300

Securities to be registered pursuant to 12(b) of the Act:

None

Securities to be registered pursuant to 12(g) of the Act:

Common Stock, $.001 par value
(Title of Class)



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                                     PART I



The Company is filing this Form 10-SB on a voluntary basis to (1) provide current, public information to the investment community; (2) to expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in the Company's securities; and (3) to comply with the continued listing requirements of the Company's securities on the Over-The-Counter Bulletin Board. In the event the Company's obligations to file periodic reports under the Exchange Act is suspended, the Company reserves the right to re-evaluate whether to continue filing periodic reports on a voluntary basis.

ITEM 1.  DESCRIPTION OF BUSINESS

OVERVIEW

1-800-AutoTow, Inc. ("AutoTow or "Company") was incorporated on September 2, 1997 to consolidate the vehicle towing services industry regionally, then nationally. Since June 25, 1998, the Company has been publicly traded on the OTC:BB (trading symbol: AUTWE). On June 1, 1998 it acquired its first towing operation, D&D Towing & Recovery, Inc. located in Tampa, Florida and on August 1, 1998 it acquired McGann & Chester, Inc. located in Pittsburgh, Pennsylvania. These companies are currently acting as prototype operations by which the Company is modeling its future acquisitions. In addition, on August 6, 1999, AutoTow acquired eight additional towing companies simultaneously with the consummation of two transactions which provided access to an aggregate of $7.7 million in additional capital. The acquired towing operations were in the Tampa/St. Petersburg/Bradenton Florida area, Lady Lake/Orlando Florida Areas, West Palm Beach, Florida and San Antonio, Texas. The funding transactions consisted of $2.7 million in equity funding from GMA Capital Partners-AutoTow, LLC ("GMA LLC") an institutional investor that is an affiliate of GMA Partners, Inc. and an approximately $5 million credit facility with Finova Capital Corporation ("Finova").

The Company believes that most of the nation's estimated 36,000 towing operators are family owned businesses with a single location, undercapitalized, not automated, and perform little or no marketing. The Company intends to capitalize on a single, cohesive branded identity in this highly fragmented industry by leveraging its "name is the number is the brand" concept and marketing of its toll-free, easy-to-remember telephone number: 1-800-AutoTow (1-800-288-6869).

AutoTow's strategy is to acquire several towing companies located within a given geographic cluster or Service Area and improve their profitability by implementing its integration, automation and marketing plans. Most of the target acquisitions will be "mom and pop" operations with revenue averaging approximately $1 million that can be purchased at attractive adjusted historical EBITDA (Earnings Before Interest Taxes Depreciation and Amortization) multiples. Upon acquisition, AutoTow's management intends to "unlock" profits by increasing revenue through the introduction of various sales and marketing strategies not currently being employed and reducing expenses by merging facilities, eliminating redundant administrative expenses and taking advantage of economies of scale. Simultaneously, it believes it can enhance service reliability, and hence the Company's reputation, through automation, equipment standardization and driver training. The Company's business strategy relies heavily upon identifying and closing appropriate acquisition candidates and obtaining the capital necessary to finance its growth.

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Through its size and branding, the Company believes it can leverage its name recognition within a Service Area to attract retail customers, gain market share, and obtain contracts with insurance companies and fleet-operated businesses looking to increase efficiency through vendor consolidation for local, regional and national towing, transportation and recovery services. In addition, the Company believes it will realize additional economic efficiencies through its purchasing power in the areas of equipment, financing, fuel, insurance, parts, etc.

Industry and Market

Towing is a mature industry having been in existence since 1916. According to Tow Times Magazine, there are an estimated 36,000 towing companies in the United States that are believed to generate over $12 billion annually. Although traditionally unsophisticated, the industry is currently undergoing dramatic change through the use of new automation and communications technologies and industry consolidation.

The Company believes a number of factors have contributed to recent industry growth and increased demand, which in turn help to increase the overall number of towing service calls as well as potential profitability. They include:

Emergence of Road Side Assistance (RSA) programs - Over the past five years, there has been significant growth of manufacturer and dealer provided RSA programs. Such programs have increased the number of calls to towing companies.

An aging vehicle fleet - According to AAA (the American Automobile Association), Americans are keeping their cars longer; as a result, the average personal vehicle age exceeds eight years. As vehicles age they tend to break down more often and thus may require some type of road service or tow.

Increased road congestion - Tends to result in more accidents that require towing services.

Increased towing vehicle capability - Tow trucks are more sophisticated, more efficient and more versatile than ever before. In addition to traditional towing, they are capable of performing multiple tasks such as hauling heavy equipment and small crane service. The Company believes that this added capability has increased the fleet utilization and profitability of the industry.

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Revenue Centers and Customers

Towing is more than just helping stranded motorists and towing away improperly parked vehicles. The Company generates sales from the following customer groups/services.

Retail Customers - These customers call a towing company directly and do not have Road Side Assistance nor are motor club members. These calls are more profitable than motor club calls. The Company believes its "name is the number is the brand" strategy and sales and marketing programs will enable it to be very competitive for the retail customer segment in the markets it enters.

Motor Clubs - There are approximately ten major motor clubs that contract with towing companies to handle the road service and towing needs of their members. Notable motor clubs include AAA, the Signature Group, USAC (United States Auto
Club), ERS (Emergency Road Service) and Cross Country Motor Club.

Commercial Accounts for Towing Services - These businesses include auto repair services, body shops, car dealerships and companies who maintain fleets of all kinds (utility companies, phone and cable companies, shipping companies, courier services, plumbers, etc.). Either their vehicles or those of their customers become disabled, and they call a towing provider for service.

Commercial Accounts for Transport Services - These customers include car dealerships, salvage yards, and automobile auctions that need vehicles transported from one place to another on a local basis.

Police Calls - Vehicles that have been in accidents, broken down or have been abandoned are often towed at the request of law enforcement officials. The companies chosen to tow the vehicles are selected either from a "rotation list" or by bidding for an exclusive contract with the city, county or state police responsible for the particular segment of road where the incident occurred. The police only provide the referral; the consumer or insurance company pays for the tow.

Vehicle Recoveries - When a car, truck, 18-wheel tractor trailer or other vehicle is involved in an accident and is disabled, the towing company first performs a "recovery" of the vehicle (such as winching the vehicle out of a ditch) and then tows it. The recovery essentially gets the disabled vehicle into a position where it can be safely loaded onto a tow truck.

Non-consent Tows - These tows consist of a variety of illegally or improperly parked vehicles where motorists do not have a say over who tows their car. Non-consent tows include vehicles parked in "red zones" and unauthorized vehicles parked in hotel parking lots, apartment complexes, and so on.

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Vehicle Storage - If the customer does not request that a vehicle be towed to a specific location, it typically is taken to the towing company's storage yard where daily charges up to $15 per day, per vehicle, are levied. For example, abandoned vehicles or illegally parked vehicles often end up in a storage lot.

Vehicle Sales - In most states, a vehicle title can be transferred legally to a towing company if the owner does not claim the vehicle after being stored for more than 30 days. Most vehicles are then sold, auctioned or salvaged for additional revenue.

Heavy Equipment Hauling - Heavy equipment hauling can include buses, recreational vehicles, boats, hot tubs, construction equipment such as bulldozers and forklifts, large air conditioner units, shipping containers, or any other heavy equipment that needs to be transported. Many items can be transported on a flat bed tow truck.

The Company's primary target customer group is businesses. The Company believes that today's businesses are looking for reliable, responsive and consistent towing, and will pay a competitive rate for these services.

Acquisition Strategy

After acquiring one or more companies within a particular Service Area, the Company begins to institute its defined policies, procedures, automated dispatching and other plans. The Company's "build-up" program utilizes a "hub and spoke" strategy for expansion into and within its targeted Service Areas. This strategy involves the acquisition of:

* An established, profitable, high-quality local company, or hub, with competent and able management in place;

* Additional companies, or spokes, with owners who are actively looking to sell or are motivated to become part of a nationwide towing service; and

* Smaller tuck-in companies. Their equipment will be moved and their operations consolidated into a hub or spoke.

Due to the nature of the towing industry, companies often have built a niche in their markets. A significant targeting criteria of each acquisition within any particular Service Area is the current revenue mix of each company. A key to the Company's revenue generating strategy is to acquire companies within an area that have different primary revenue centers. For example, a hub company may generate 60% of its revenues through motor clubs, a spoke company may generate 70% of its revenues from non-consent towing and another spoke company may generate 50% of its revenues from commercial account work. The Company plans to capitalize on these varied revenue concentrations by leveraging and cross-pollinating each company's customer base. Aside from generating more service calls, the Company believes that this approach will improve its truck utilization and increase profitability through the now-possible shared use of specialized equipment. Although every gap cannot be filled solely through acquisition, the Company looks for a core group of businesses that meet its criteria which when combined, will enable it to serve additional market needs through accelerated internal growth.

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The Company's experience to date is that many towing company owners are very open to selling their businesses. To date, the Company has generated hundreds of qualified leads from interested towing companies. These leads have been generated through the Company's presence at key industry trade shows, industry articles written about the Company, advertising in industry publications and through word of mouth.

Recent Acquisitions

On June 1, 1998, the Company, through a wholly owned subsidiary, acquired by merger D&D Towing and Recovery, Inc., a Florida corporation ("D&D") located in Tampa, Florida by which D&D Towing and Recovery, Inc. ("D&D") became a wholly owned subsidiary of 1-800-AutoTow, Inc. Total consideration for this transaction consisted of $623,071. The Company paid $20,000 cash, $328,673 in stock at $.4715 per share (697,080 shares) and $274,398 in assumed debt.

In connection with the merger, Mr. Glenn Michael Dempsey, the principal of D&D, entered into a three year employment agreement with D&D to serve as Service Area Manager, which provides for annual compensation of $60,000. The agreement also provides for the first year only, a minimum bonus of $6,000 with the maximum bonus being 25 percent of his base salary. The employment agreement contains customary confidentiality, non-compete and termination provisions related to death and disability, as well as at D&D's option to terminate with cause. In the event D&D should elect to terminate the agreement without cause, Mr. Dempsey would be entitled to a severance payment equal to his annual base salary for a period of 12 months, together with any accrued but unpaid bonus and accelerated vesting of any stock options theretofore granted. Mr. Dempsey also has the right to resign his position, and in such event would only be entitled to compensation through the date of resignation. The Agreement also provides for the granting of 15,000 stock options at an exercise price of $2.50 per share, vesting equally over a period of 4 years from the date of merger.

D&D entered into a 60 month lease agreement with the principal of the seller, Mr. Dempsey for the real property at which D&D's operations are conducted. The lease provides for a monthly rental payment of $3,450.

On August 1, 1998, the Company, through a wholly owned subsidiary, acquired by merger McGann & Chester, Inc., a Pennsylvania corporation by which McGann & Chester, Inc. ("M&C") became a wholly owned subsidiary of 1-800-AutoTow, Inc.

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which is located in Pittsburgh, Pennsylvania. At the time of the merger M&C had annual revenue of approximately $1,430,000 and had approximately 23 trucks in its fleet. Total consideration for the acquisition was $1,630,107 of which the Company paid $210,000 in cash, $398,595 in assumed debt and $1,021,512 in Common Stock at $2.00 per share subject to post closing adjustments including a contingency that after one year, if the Company's stock price is not trading at $2.00 per share, the price will be adjusted for the 20 trading days prior to August 1, 1999. After all adjustments, a total of 1,047,839 shares were issued for the $1,021,512 at a price of $0.974875 per share.

In connection with the merger with M&C, a principal of M&C, Robert M. McGann, entered into a five year employment agreement with M&C. Mr. Robert M. McGann holds the position of Service Area Manager, which provides for annual compensation of $60,000. The employment agreement contains customary confidentiality, non-compete and termination provisions related to death and disability, as well as at M&C's option to terminate with cause. In the event M&C should elect to terminate the agreement without cause, Mr. McGann would be entitled to a severance payment equal to his annual base salary for the remainder of the contract, together with any accrued but unpaid bonus and accelerated vesting of any stock options theretofore granted. Mr. McGann also has the right to resign his position, and in such event would only be entitled to compensation through the date of resignation. The Agreement also provides for the granting of 4,000 stock options at an exercise price of $2.00 per share, vesting equally over a period of 4 years from the date of merger. On August 1, 1998, a principal of M&C, Mr. William Chester, III entered into a five year employment agreement with 1-800-AutoTow, Inc. Mr. Chester holds the position of Regional Vice President, which provides for annual compensation of $80,000. The employment agreement contains customary confidentiality, non-compete and termination provisions related to death and disability, as well as at the Company's option to terminate with cause. In the event the Company should elect to terminate the agreement without cause, Mr. Chester would be entitled to a severance payment equal to his annual base salary for the remainder of the contract, together with any accrued but unpaid bonus and accelerated vesting of any stock options theretofore granted. Mr. Chester also has the right to resign his position, and in such event would only be entitled to compensation through the date of resignation. The Agreement also provides for the granting of 4,000 stock options at an exercise price of $2.00 per share, vesting equally over a period of 4 years from the date of merger.

On August 1, 1998, M&C entered into a 60 month lease agreement with the principals of the seller for the real property at which M&C's operations are conducted. The property contains offices and a maintenance bay consisting of an aggregate of approximately 10,000 square feet and sits on a lot of approximately 8 acres. The lease provides for a monthly rental payment of $8,125.

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On August 6, 1999, the Company and its subsidiaries, 1-800-AutoTow Gulf Coast
East, Inc. (1-800-AutoTow GCE"), 1-800-AutoTow Florida, Inc. ("1-800-AutoTow FL") or 1-800-AutoTow Gulf Coast SW, Inc. ("1-800-AutoTow SW"), have completed the acquisition of the assets of, or mergers with, eight businesses in the vehicle towing industry, seven of which are located in Florida and one in Texas. Following are brief descriptions of these transactions. The following descriptions are meant to be summaries of the transactions, and investors are encouraged to read the full documents related to such transactions that are included elsewhere herein. See Part III, Item 1. Exhibits, of this Form 10-SB for copies of the acquisition and merger documents. All of these transactions closed simultaneously with the closing of the Finova/GMA LLC financing as described elsewhere herein. Approximately $5,074,000 from the proceeds of the Finova/GMA financing were used by the Company to consummate these acquisitions excluding attorney's fees and miscellaneous expenses. It is the intention of the Company to continue to operate these businesses as vehicle towing businesses. The seller(s) (or their principal operators) of each of these businesses, with the exception of Lyons AutoBody, Inc. and Lyons Towing, Inc. have entered into employment or consulting agreements with the Company to ensure the smooth transition of the ownership of each particular business, and the Company or its subsidiaries has either leased or sub-leased, the existing facilities to maintain continuity of service area. Finally, except as specifically set forth below, the sellers' or their principals have entered into non-compete agreements.

On August 6, 1999, the Company and 1-800-AutoTow GCE acquired substantially all of the assets of Dixie Grande Towing and Robert's Towing (collectively "Dixie Grande Towing") from Sandra K. Stewart and Jim Stewart for an aggregate purchase price of $589,906.25. The purchase price was paid through a combination of $165,890.75 in cash, of which a $25,000 refundable deposit had previously been tendered, assumption of certain liabilities relating to the business of Dixie Grande Towing totaling $136,109.25 and an aggregate of 575,812 shares of the Company's Common Stock having been valued for the purposes of this transaction at $287,906.25. The stock portion of the purchase price was tendered in restricted securities, as that term is defined in the Securities Act of 1933, as amended (the "Securities Act"). The purchased assets include all rights of the sellers in the business of Dixie Grande Towing including the trade names, permits and licenses, machinery and equipment, tools and tooling, inventory including trucks, repair equipment and other related products, office and communication equipment, rights in and to certain contracts and all records relating to the operations of Dixie Grande Towing. The purchased assets specifically excluded the cash and accounts receivable at the date of closing and the purchasers assumed no liabilities of Dixie Grande Towing.

In connection with the acquisition of the Dixie Grande Towing assets, Ms. Stewart entered into a five year non-compete agreement with the Company and Mr.

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Stewart entered into a two year employment agreement with 1-800-AutoTow GCE.
Under the terms of this employment agreement, Mr. Stewart will serve as the Bradenton Service Area Manager for the former Dixie Grande Towing operations and as such will receive an annual salary of $60,000. The employment agreement contains termination provisions related to death and disability, as well as at 1-800-AutoTow GCE's option to terminate with cause. In the event 1-800-AutoTow GCE should elect to terminate the agreement without cause, Mr. Stewart would be entitled to a severance payment equal to 12 months base salary, together with any accrued but unpaid bonus and accelerated vesting of any stock options theretofore granted. Mr. Stewart also has the right to resign his position, and in such event would only be entitled to compensation through the date of resignation. Lastly, 1-800-AutoTow GCE entered into a sub-lease with Mr. Stewart related to the facilities previously occupied by Dixie Grande Towing. The 36 month agreement provides for monthly rental payments of $1,550, due in advance, and payment by 1-800-AutoTow GCE of all applicable sales taxes on the property.

On August 6, 1999 the Company and 1-800 AutoTow GCE purchased certain of the assets of Town 'N Country Towing, Inc. ("Town 'N Country Towing") for an aggregate purchase price of $975,000. The purchase price was tendered in a combination of $825,000 in cash and 214,286 shares of the Company's restricted Common Stock having a value attributed to it of $150,000. Included in the assets purchased were all of the seller's rights in the goodwill, trade names, permits and licenses, machinery and equipment, tools and tooling, inventory, including trucks, repair equipment and other related products, office and communication equipment, rights in and to certain contracts and all records relating to the operations of Town 'N Country Towing. The purchased assets specifically excluded the cash and accounts receivable at the date of closing, the real property owned by the seller, and the business and assets of Town 'N Country Transport, a collateral recovery business. The purchasers assumed no liabilities of the seller.

In connection with the acquisition of the Town 'N Country Towing assets, Messrs. Frank W. Rice, Brian J. Rice and Frank Scott Rice, and Ms. Leah Cory McElreath, principals of Town 'N Country Towing, each entered into five year non-compete agreements with 1-800-AutoTow GCE prohibiting the parties from any involvement in the vehicle towing, transport, salvage or auction business within a 100 mile radius of the Town 'N Country Towing location in Tampa, Florida. The non-compete, however, does not prohibit these parties from engaging in the collateral recovery business. 1-800-AutoTow GCE also entered into a consulting agreement with Mr. Frank W. Rice, providing for payment of a monthly fee of $5,000 for a minimum term of three months. The consulting agreement provides termination in the event of the death or disability of Mr. Rice, or with cause at the option of 1-800-AutoTow GCE, and contains customary confidentiality provisions. Finally, 1-800-AutoTow GCE entered into a lease with Mr. Frank W. Rice for the property from which Town 'N Country Towing's business is operated. Mr. Rice is paid a monthly rental of $2,500 plus sales tax under the terms of this month-to-month lease.

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On August 6, 1999, the Company and 1-800-AutoTow GCE acquired substantially all of the assets of Denny's Towing Service for an aggregate purchase price of $780,000. $580,000 of the purchase price was paid in cash, with the balance paid through the delivery of a three year, unsecured promissory note in the == principal amount of $150,000, bearing interest at 8% per annum, and 71,429 shares of the Company's restricted common stock having a value attributed to it of $50,000. The assets acquired included the leasehold interest in the real property leased by Denny's Towing Service, goodwill, trade names, permits and licenses, machinery and equipment, tools and tooling, inventory, including trucks, repair equipment and other related products, office and communication equipment, rights in and to certain contracts and all records relating to the operations of Denny's Towing Service. The purchased assets specifically excluded cash on hand, accounts receivable and the purchasers assumed no liabilities of Denny's Towing Service.

In connection with the acquisition of the assets of Denny's Towing Service, Mr. Dennis W. Meyer, the principal of Denny's Towing Service, entered into a five year non-compete agreement with 1-800-AutoTow GCE prohibiting him from any involvement in the vehicle towing, transport, salvage or auction business within a 100 mile radius of the Denny's Towing Service location in St. Petersburg, Florida. 1-800-AutoTow GCE also entered into a three month consulting agreement with Mr. Meyer, providing for payment of a monthly fee of $3,000. The consulting agreement provides termination in the event of the death or disability of Mr. Meyer, or with cause at the option of 1-800-AutoTow GCE, contains customary confidentiality provisions. Finally, 1-800-AutoTow GCE entered into a sub-lease with the lessor of the property from which Denny's Towing Service's business is operated. Under the terms of this sub-lease which terminates on January 31, 2001, 1-800-AutoTow GCE will pay monthly lease payments of $2,575 plus sales tax with a 3% increase on February 26 of each year.

On August 6, 1999, the Company and 1-800-AutoTow FL acquired substantially all of the assets of Lyons Autobody, Inc. for an aggregate purchase price of $415,000. The purchase price was paid $240,000 in cash and an unsecured promissory note in the principal amount of $175,000 and bearing interest at 8% per annum. The terms of the promissory note provide for repayment in quarterly payments of interest and principal. The first interest payment is due January 2, 2000 with the first principal payment due March 31, 2000. Interest and principal payments are due quarterly thereafter with the last payment due July 31, 2001, and the holder was granted the option to covert the principal due into shares of the Company's common stock based upon a conversion price of $2.00 per share. This indebtedness is subordinated in right of payment to the prior payment in full of all indebtedness to Finova. The assets acquired included goodwill, trade names, permits and licenses, machinery and equipment, tools and tooling, inventory, including trucks, repair equipment and other related products, office and communication equipment, rights in and to certain contracts and all records relating to the operations of Lyon's Autobody, Inc. The purchased assets specifically excluded cash and accounts receivable, and the purchasers assumed no liabilities of Lyons Autobody, Inc.

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In connection with the acquisition of the assets, 1-800-AutoTow FL entered into a one year lease, with a one year renewal option, with the former principals of Lyons Autobody, Inc. for the real property located at 2178 Stafford Avenue in West Palm Beach, Florida which its towing operations are conducted. The lease provides for a monthly rental payment of $2,000 plus applicable sales tax, and grants 1-800-AutoTow GCE a right of first refusal if the owners desire to sell the property during the term of the lease.

On August 6, 1999, the Company and 1-800-AutoTow FL acquired substantially all of the assets of Lyons Towing for an aggregate purchase price of $1,885,000. The principals of Lyons Towing are the same as the principals of Lyons Autobody, Inc. The purchase price was paid $1,260,000 in cash and an unsecured promissory note in the principal amount of $625,000 and bearing interest at 8% per annum. The terms of the promissory note provide for repayment in quarterly payments of interest and principal. The first interest payment is due January 2, 2000 with the first principal payment due March 31, 2000. Interest and principal payments are due quarterly thereafter with the last payment due July 31, 2001, and the holder was granted the option to covert the principal due into shares of the Company's common stock based upon a conversion price of $2.00 per share. This indebtedness is subordinated in right of payment to the prior payment in full of all indebtedness to Finova. The assets acquired included goodwill, trade names, permits and licenses, machinery and equipment, tools and tooling, inventory, including trucks, repair equipment and other related products, office and communication equipment, rights in and to certain contracts and all records relating to the operations of Lyon's Towing. The purchased assets specifically excluded cash and accounts receivable, and the purchasers assumed no liabilities of Lyons Towing.

In connection with the acquisition of the assets, Don Lyons and Bobbye Gail Lyons, the principals of Lyons, each entered into a five year non-compete agreement with 1-800-AutoTow FL prohibiting these parties from any involvement in the auto towing, auto transport or collateral recovery business within a 100 mile radius of the Lyons Towing location in Lake Park, Florida.

Also, in connection with the acquisition of the assets, 1-800-AutoTow FL entered into a five year lease, with a five year renewal option, with the former principals of Lyons Towing, Inc. for the real property located at 1107 Old Dixie Highway, Lake Park, Florida which its towing operations are conducted. The lease provides for a monthly rental payment of $5,000 plus applicable sales tax, and grants 1-800-AutoTow FL a right of first refusal if the owners desire to sell the property during the term of the lease.

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On August 6, 1999, the Company and 1-800 AutoTow SW purchased certain of the assets of A-Ace Towing for an aggregate purchase price of $845,000. The purchase price was tendered in a combination of (i) $362,000 in cash, (ii) an unsecured promissory note in the principal amount of $200,000, and (iii) 404,286 shares of the Company's restricted Common Stock having a value attributed to it of $283,000. The principal and interest due under the promissory note is due in one payment on April 1, 2000. Included in the assets purchased were all of the seller's rights in the goodwill, trade names, permits and licenses, machinery and equipment, tools and tooling, inventory, including trucks, repair equipment and other related products, office and communication equipment, rights in and to certain contracts and all records relating to the operations of A-Ace Towing. The purchased assets specifically excluded the cash and accounts receivable at the date of closing, and the purchasers assumed no liabilities of the seller.

In connection with the acquisition of the A-Ace Towing assets, Mrs. Kurshid A. Choudary, a principal of A-Ace Towing, entered into five year non-compete agreement with 1-800-AutoTow SW prohibiting her from any involvement in the vehicle towing, transport, salvage or auction business within a 100 mile radius of the A-Ace Towing location in San Antonio, Texas. Mr. Muhammad Choudary, another principal of A-Ace Towing, entered into a three year employment agreement with 1-800-AutoTow SW to serve as Service Area Manager, which provides for annual compensation of $60,000. The employment agreement contains customary confidentiality, non-compete and termination provisions related to death and disability, as well as at 1-800-AutoTow SW's option to terminate with cause. In the event 1-800-AutoTow SW should elect to terminate the agreement without cause, Mr. Choudary would be entitled to a severance payment equal to the remainder of the compensation due under the agreement, together with any accrued but unpaid bonus and accelerated vesting of any stock options theretofore granted. Mr. Choudary also has the right to resign his position, and in such event would only be entitled to compensation through the date of resignation.

1-800-AutoTow SW entered into a 24 month lease agreement with one of the principals of the seller for the real property at which A-Ace Towing's operations were conducted. The lease provides for a monthly rental payment of $2,747, and includes a 12 month renewal with a five percent increase in the monthly payment.

On August 6, 1999, under a Merger Agreement and Plan of Reorganization, L&W Collision Towing & Recovery, Inc. ("L&W"), a Florida corporation, was merged into 1-800-AutoTow GCE, in a transaction designed to qualify as a tax-free reorganization under Sections 354 and 356 of the Internal Revenue Code of 1986, as amended. The aggregate transaction consideration paid to the shareholders of L&W included $500,000 in cash, and an aggregate of 2,428,572 shares of the Company's restricted common stock with an attributed value of $1,700,000. Of such shares, Mr. Walter Terenik received 1,627,143 shares and his sister, Ms. Zinna Terenik received 801,429 shares. Of such shares, 857,143 shares of Mr. Walter Terenik's shares were granted piggy-back registration rights, for which the Company agreed to file a registration statement under the Securities Act with the Securities and Exchange Commission no later than October 1999. In addition, such holders are entitled to receive 10% annual interest from August 1, 1999 on $600,000 (the value attributable to such 857,143 shares at the time of closing), with the first interest payment due November 1, 1999, and subsequent interest payments due the first day of every month thereafter, until such time as the stock is registered. In the event the registration statement covering these shares is not effective by March 30, 2000, the Company shall pay the holders $600,000 (representing principal) and any accrued but unpaid interest in six equal monthly installments commencing April 1, 2000.

Following the closing of the merger, Mr. Walter Terenik, a shareholder of L&W, entered into an employment agreement with the Company. Under the terms of this two year agreement, Mr. Terenik will serve as Manager of Transportation and shall receive an annual base salary of $60,000. The employment agreement, which contains customary confidentiality and non-compete provisions, may be terminated upon the death or disability of Mr. Terenik, or with cause. The Company may also terminate the employment agreement without cause, in which event Mr. Terenik would be entitled to receive severance benefits equal to 12 month base compensation, plus accelerated vesting of any stock options which have been granted but are unvested at the time of termination. Mr. Terenik also has the right to resign his position, and in such event would only be entitled to compensation through the date of resignation.

Ms. Zinna Terenik, the other shareholder of L&W, entered into a consulting agreement for a minimum of six months with 1-800-AutoTow GCE which provides for monthly compensation of $4,316. This consulting agreement also contains customary confidentiality provisions, and may be terminated at the option of 1-800-AutoTow GCE for cause, or in the event of death or disability. Ms. Zinna Terenik also entered into a five year non-compete agreement with 1-800-AutoTow GCE whereby she is prohibited from engaging in the vehicle towing, transport, salvage or auction business within 100 miles from 1-800-AutoTow GCE's locations or those of any of its affiliates (including the Company).

Finally, 1-800-AutoTow GCE entered into a five year lease agreement with Mr. Walter Terenik covering the real property from which L&W's business was operated. The terms of this lease, which expires July 31, 2004, provides for a monthly lease payment of $3,000 in advance each month.

On August 6, 1999, under a Merger Agreement and Plan of Reorganization, Arrow Towing & Recovery, Inc. ("Arrow"), a Florida corporation, was merged into 1-800-AutoTow GCE, in a transaction designed to qualify as a tax-free reorganization under Section 354 and 356 of the Internal Revenue Code of 1986, as amended. The aggregate transaction consideration paid to the shareholders of Arrow included $158,467 in cash, and an aggregate of 285,715 shares of the Company's restricted common stock with an attributed value of $175,000. On May 28, 1999 the Company issued an aggregate of 25,000 restricted shares of Common Stock to the principals of Arrow Towing & Recovery, Inc. as part of a non-refundable deposit in relation to an extension of the merger agreement and was paid in keeping with a penalty clause. Since these shares were issued as payment for the penalty, and were issued in addition to the 285,715 shares issued in connection with the merger.

Following the closing of the merger, Ms. Helen Hohn and Mr. Robert T. Menniges, the shareholders of Arrow, each entered into an employment agreement with 1-800-AutoTow GCE. Under the terms of the one year agreement, Ms. Hohn will serve as Area Administrative Assistant and will receive an annual salary of $28,000. Under the terms of a two year agreement, Mr. Menniges will serve as Regional Marketing Manager and shall receive an annual base salary of $60,000. The employment agreements, which contains customary confidentiality and non-compete provisions, may be terminated upon the death or disability of the employee, or with cause. 1-800-AutoTow GCE may also terminate the employment agreement without cause, in which event the employee would be entitled to receive severance benefits equal to two months base compensation in the case of Ms. Hohn and 12 month base compensation in the case of Mr. Menniges, plus Mr. Menniges would be entitled to accelerated vesting of any stock options which have been granted but are unvested at the time of termination. Both Ms. Hohn and Mr. Menniges have the right to resign their positions, and in such event would only be entitled to compensation through the date of resignation.

In the merger, 1-800-AutoTow GCE assumed Arrow's lease with a monthly rental amount of $1,450. The lease expires March 31, 2000. The real property is not owned by any of Arrow's principals.

Financing Activities

In order to provide capital to consummate the aforementioned acquisitions, as well as working capital for the Company, on August 6, 1999, the Company consummated two transactions that provided access to an aggregate of $7.7 million in additional capital. Of this amount, approximately $5,074,000 was used to close the acquisitions described above. The following descriptions are meant to be summaries of the transactions, and investors are encouraged to read the full documents related to such transactions that are included elsewhere herein. See Part III, Item 1. Exhibits, of this Form 10-SB for copies of the stock purchase agreement and loan and security agreement.

Series B 8% Cumulative Convertible Preferred Stock

On August 6, 1999, the Company sold 363,723 shares of its Series B 8% Cumulative Convertible Preferred Stock ("Series B Preferred Stock") and a common stock purchase warrant (the "Warrant") to purchase an aggregate of 4,838,202 shares of the Company's common stock to GMA Capital Partners-AutoTow, LLC, an institutional investor, for an aggregate purchase price of $2,700,000 in a private transaction exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act. The designations, rights and preferences of the Series B Preferred Stock provides that such shares are convertible into shares of the Company's Common Stock representing 59.4% of AutoTow's Common Stock on a fully diluted basis after considering (i) the currently outstanding stock of AutoTow, (ii) the conversion of the Convertible Preferred Stock, (iii) any outstanding options and warrants, (iv) shares issued in conjunction with this transaction, and (v) further adjusted, at closing or in the future, for any stock issued to shareholders as a result of any ratchet provisions related to previous acquisition. Therefore, the total number of Common Shares the Series B Preferred Stock is convertible into is 24,191,012 shares which is 59.4% of 40,725,609 Common Shares, the total taking into account the above considerations. The designations, rights and preferences of the Series B Preferred Stock are described in Part I, Item 8, of this Form 10-SB.

GMA LLC has been granted registration rights on its Series B Preferred Stock. Upon the written request of the Holders of a majority of the Registrable Securities requesting that the Company effect the registration under the Securities Act of all or part of the Registrable Securities and specifying the intended method or methods of disposition thereof, the Company will use its best efforts to effect the registration under the Securities Act. If at the date of receipt of a registration request by Shareholder, the Company has previously filed a registration statement pursuant to the Securities Act (other than on Form S-8 or S-4 or any similar form for the registration of securities pursuant to an employee benefit plan or business combination or reorganization), the Company may defer the filing of any such requested registration statement to a date no not later than (i) one hundred twenty (120) days after the effective date of such prior registration statement, or (ii) ninety (90) days after the filing of such prior registration statement, if such registration statement is not declared effective within such 90-day period.

The Company shall declare a cumulative, annual cash dividend of eight percent (8%) of the Stated Value of the Series B Preferred Stock, calculated at the simple interest rate of 8% per annum from the Issue Date, for each share of the Series B Preferred Stock held by each Record Holder, payable on or about the 15th day of July and the 15th day of January of each year commencing January 2000. Dividends at the rate prescribe above shall be deemed to accrue in arrears and accumulate on each outstanding share of the Series B Preferred Stock from month to month as of the 15th day of each month, until such dividends are declared for payment by the Board and payment is accordingly made, in cash, therefor. So long as any Series B Preferred Stock is outstanding, no dividend shall be declared or paid or set aside for payment, nor shall any other distribution be declared or made, upon the Common Stock or any other stock of the Corporation ranking junior to or pari passu with the Series B Preferred Stock as to dividends.

In addition to the Series B Preferred Stock, Warrants were issued on the basis of one warrant to purchase one share of the Company's Common Stock for each five shares of Common Stock into which the Series B Preferred Stock is convertible which totaled 4,838,202 Warrants. The total number of Warrants may be adjusted at the aforementioned 1 for 5 ratio should the total number of shares of Common Stock for which the Series B Preferred Stock is convertible into, changes. The Warrants will have a strike price equal to $1.50 and be exercisable for six (6) years from the date of issuance. The Warrants also have the same registration rights as the Series B Preferred Stock.

The Company is obligated to issue additional shares of Series B Preferred Stock and additional Warrants to the purchaser if the Company should issue additional shares of its Common Stock to the former owners of any of its subsidiaries, including those described above in relationship to acquisitions the Company has closed on August 6, 1999, so as to maintain the purchasers ownership interest of 59.4% on a fully diluted basis as previously discussed. Under the terms of the stock purchase agreement, the Company is required to (i) utilize the proceeds from the sale of the securities to consummate the acquisitions heretofore described, (ii) provide the purchaser audited financial statements for each one of those acquisitions which meet the significant subsidiary test within 75 days from the closing date of the stock purchase, and (iii) file a Form 10 with the Securities and Exchange Commission within 45 days of the closing date.

Finova Capital Corporation

On August 6, 1999, the Company established a credit facility in the principal amount of approximately $5,000,000 from Finova Capital Corporation ("Finova") under the terms of a Loan and Security Agreement. As collateral under the credit facility, the Company granted Finova a first position security interest in the inventory, equipment, receivables, life insurance proceeds, trademarks, copyrights, licenses, patents, the Company's rights (but not its obligations) under the various agreements for the acquisitions of the eight businesses as described above which also closed on August 6, 1999, and general intangibles, including its bank deposit accounts. The Company also pledged as additional collateral the capital stock it owns in each of its subsidiaries. The loan documents also contain numerous covenants of the Company related to future occurrences, including that the Company will not (i) purchase any real property without the prior consent of Finova, (ii) increase the amounts payable to officers, directors, employees or consultants, (iii) incur any additional debt other than trade payables, (iv) distribute any cash or stock to an affiliate, or purchase any stock, indebtedness or property of any affiliate, or (v) materially change the way the Company does business, among others. Finally, the loan documents impose certain additional record keeping, reporting and similar duties on the Company. As the foregoing is only a brief description of certain of the material terms of the Finova loan, investors are encouraged to read the Finova documents in their entirety. See Part III, Item 1. Exhibits.

Sales and Marketing

The Company will rely on a combination of both direct and indirect channels to market its services. The Company's marketing efforts focus on four major areas:

* Commercial accounts (business-to-business);
* Motor clubs;
* Consumer marketing; and
* Municipal contracts.

These markets will be addressed through a direct sales force comprised of field sales, direct marketing, and branding via marketing communications.

The Company plans to conduct a variety of programs to promote awareness of its business and services, stimulate sales and establish the firm's image and brand. Upon entering a new Service Area and establishing the desired level of service, AutoTow will launch its marketing campaign.

Collateral material (such as brochures and other written items) for business-to-business sales, print media, radio (tied into rush hour traffic updates), billboards and targeted direct mail are planned for use in the branding process. Over time, the Company believes that this strategy will enable it to essentially reach the majority of its target market within each Service Area.

Competition

Towing industry competition can be grouped into the following classes.

Individual independent operators. The individual towing company owner is a "one-man show," and the Company believes these operators cannot handle larger accounts, police rotation/contract work, nor cover a large area for motor club work. Because the individual operator has only one truck, he or she is unable to handle multiple calls within a short time period.

Service Stations, Repair Shops and Body Shops. A number of auto repair and body shops operate one or more tow trucks to retrieve customer vehicles. Many of these operations outsource the towing function to a reliable company.

Small and Mid-size local towing companies. Companies operating in this space can be unofficially grouped as those entities operating from two to 10 trucks and 11 to 24 trucks respectively. The Company believes this segment represents the majority of its local marketplace competition.

Large independent towing companies. Any company that operates 25 or more trucks in a Service Area could be a significant competitor to the Company within that market. The Company believes that as consolidation advances within the industry, towing companies of this size are likely to be acquired by a consolidator. Those companies that are not acquired, may find competing with one or more consolidators to be challenging, and possibly could see their market share diminish.

Consolidators. Consolidation is in its infancy stage in the towing industry. In addition to AutoTow, there are two publicly-traded consolidators, Miller Industries, Inc. and United Road Services, Inc., and one other privately-held company that recently began consolidation efforts, CenterLine Towing, Inc.

Miller Industries was founded by William G. Miller in 1990 when he consolidated three ailing tow truck manufacturers and began regaining market share. In August 1994, Miller Industries (NYSE:MLR) began publicly trading. Today, Miller Industries is the nation's largest manufacturer of towing and recovery equipment. In late 1996, Miller Industries decided to begin to diversify and vertically integrate into related businesses. The company formed Miller Financial Services Group to provide financing and insurance to towing companies and has also begun acquiring towing equipment distributors. Beginning in 1997, Miller's RoadOne towing services subsidiary acquired its first group of towing services companies and is now the largest towing services company in the country. Currently, RoadOne has acquired approximately 104 towing services, which represent in aggregate, over $180 million in gross annualized revenues. Miller Industries recently announced its intention to spin-off RoadOne to shareholders in a tax-free transaction.

On April 30, 1998, United Road Services, Inc. (NASDAQ:URSI) became a publicly traded company through the simultaneous merger of seven towing companies upon its initial public offering underwritten by Donaldson, Lufkin & Jenrette which raised approximately $80 million. As of the date of this writing, they have acquired more than 35 vehicle transport as well as towing companies with aggregate annualized revenues in excess of $200 million.

Due to the extreme fragmentation within the towing industry, the Company believes that the public and private consolidators have a combined market share of approximately 3% thereby leaving the vast majority of the industry unconsolidated. The Company believes this provides substantial growth opportunities for itself and the other consolidators.

AutoTow differentiates itself from other consolidators with its "name is the number is the brand" marketing and branding approach, focus on efficiently and successfully integrating acquired towing operations and technology-driven philosophy. Additionally, AutoTow is the only publicly traded towing consolidator that derives 100% of its revenues on towing and recovery related services rather than manufacturing or long-haul vehicle transport.

The towing industry is highly competitive and certain of the Company's existing major competitors have resources that are substantially greater than those of the Company.

Principal suppliers. The principal suppliers of tow trucks and related towing equipment include Miller Industries, Jerr-Dan, AATAC, Dynamic, Dual-Tech and NoMar.

Trademark, Intellectual Property and Proprietary Rights. The Company possesses the toll free telephone number 1-800-AutoTow (1-800-288-6869) as well as 1-877-AutoTow. The Company also possesses the Internet domain names 1800autotow.com, 1800autotow.net, 1-800-autotow.com, 1-800-autotow.net, autotow.com and autotow.net. The Company has not been granted any trademarks or patents by the USPTO (United States Patent and Trademark Office).

Need for government approval. Currently, there is no need for federal or state approval, however this may change in the future. Licenses are required on city and/or county levels to operate towing vehicles and the Company believes it has obtained all necessary towing licenses and permits.

Seasonality. Seasonality has a noticeable effect on revenues as during times of adverse or extreme weather conditions, there often is an increased need for towing and recovery services. This may cause the Company's sales to fluctuate from quarter to quarter. Mild winters and summers tend to minimize this fluctuation.

Research and development.  There has been no research and development to date.

Employees. The Company has 4 full time employees at its executive offices and approximately 95 additional employees that operate out of the Company's field locations in Florida, Texas and Pennsylvania.

ITEM 2.  MANAGEMENT'S PLAN OF OPERATION

Plan of operation.

(i) The Company believes that it currently has enough cash on hand, access to cash in its credit line pursuant to the Finova financing and cash flow from acquired field operations, to enable it to operate for the next twelve months, assuming that it does not undertake additional acquisitions. Previous to the acquisitions made on August 6, 1999, the Company's field operations, although profitable on their own, did not generate enough excess cash to sustain the corporate office operations. The Company primarily financed its corporate operations through various financings discussed throughout this document (specifically, see section entitled - Recent Sales of Unregistered Securities).

It is the Company's business plan to continue to acquire strategically located and well run towing businesses. To do this, the Company will require substantial capital in order to advance its business plan. The Company believes that additional capital and debt financing will allow it to acquire additional towing operations. However, there can be no assurance that the Company will be able to obtain additional equity or debt financing in the future, if at all. If the Company is unable to raise additional capital in the future, it believes it will continue to grow but at a considerably slower pace.

(ii) The Company is not currently involved in any product research or development at this time.

(iii) The Company may from time to time, move towing equipment from one location to another, in keeping with its goal to maximize the utilization of its assets. Should the demand for its towing, local transport and recovery operations increase in any particular Service Area to an extent that exceeds current equipment availability, it will be necessary to add additional towing equipment (primarily tow trucks).

(iv) The Company intends to acquire additional towing companies through future anticipated financings. Should the Company be successful in these endeavors, additional employees will be added primarily to the extent that they were employed for the acquired operations. Through the consolidation of acquired operations, it is anticipated that some of the employees of acquired businesses will not be required by the Company.

The Year 2000

The concern known as the "Y2K" problem or "Year 2000" issue is the result of computer programs being written using two digits rather than four to define the applicable year. Failure of a computer program to recognize a date using "00" as 2000 instead of 1900 could result in a system failure or miscalculations causing disruptions of operations. To date, the Company is unaware of any situation of non-compliance which would materially adversely affect its operations or financial condition. There can be no assurance however, that the computer systems of other companies with which the Company transacts business will be Y2K compliant and the Company has made only limited inquiries to ascertain Y2K compliance by such companies.

ITEM 3.  DESCRIPTION OF PROPERTY.

The Company currently leases approximately 4,300 square feet of office space located at 1301 N. Congress Ave., Suite 330, Boynton Beach, Florida. The current monthly rental amount is $5,943, including Florida sales tax. The lease on this property commenced on April 1, 1998 and continues through June 30, 2001. The rental amount is scheduled to increase to $6,226 including sales tax on June 30, 2000 and then decreases back to $5,943 including sales tax for the last three months of the lease (April 1, 2001 to June 30, 2001).

As previously described under Item 1., Recent Acquisitions, the Company has and/or certain of its Subsidiaries have entered into leases or sub-lease agreements for real property occupied by businesses that were acquired, as set forth below with the exception of its corporate office location.

                                       Square ft /            Monthly               Lease
  Location                             Lot Acreage            Rental                Expiration
-----------------------------------------------------------------------------------------------------
Bradenton, FL                          2,000/2                $ 4,650(1)            July 31, 2002

Tampa, FL                              1,000/3                $ 2,500(1)            Month-to-month

Tampa, FL (Arrow)                      500/1.5                $ 1,450               March 31, 2000

St. Petersburg, FL                     7,500/4                $ 2,575(1)            January 31, 2002

Palm Beach Gardens, FL                 500/1                  $ 2,000(1)            July 31, 2000

Lake Park, FL                          6,000/3                $ 5,000(1)            July 31, 2004

San Antonio, TX                        750/0.5                $ 2,747(1)(2)         July 31, 2001

Lady Lake, FL                          6,000/1.5              $ 3,000(1)            July 31, 2004

Tampa, FL (D&D)                        2,532/1                $ 3,450(1)            May 31, 2003

Pittsburgh, PA                         10,000/8               $ 8,125(1)            July 31, 2003

Boynton Beach, FL(3)                   4,300                  $ 5,607(2)            June 31, 2001

(1) Amount shown excludes state sales tax (typically 6% to 7%.

(2) Subject to periodic increases as detailed elsewhere in this document.

(3) The Boynton Beach location is the Company's corporate office.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth certain information regarding the Company's Common Stock beneficially owned on August 10, 1999, for (i) each shareholder known by the Company to be the beneficial owner of five (5%) percent or more of the Company's outstanding Common Stock, (ii) each of the Company's executive officers and directors, and (iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities to which the person has the right to acquire beneficial ownership within sixty (60) days. As of August 10, 1999, there were 15,418,304 shares of the Company's Common Stock issued and outstanding, 1,790,993 options vested or will vest within 60 days of August 10, 1999 and 296,769 warrants that have vested or will vest within 60 days of August 10, 1999. Therefore, a total 17,506,066 shares were considered for use in the % of Beneficial Ownership calculations.


                                    COLUMN A              COLUMN B              COLUMN C         COLUMN D
                                    No. of Shares                               No of Shares     % of beneficial
                                    Of Common Stock                             Of Common        Ownership incl.
Name and Address or                 Beneficially          % of Beneficial       Stock incl.      Conversion of
Identity of Group (1)               Owned                 Ownership (14)        Series B         Series B (15)
---------------------               -----                 --------------        --------         -------------
Joel B. Nagelmann (2),              1,846,242               10.55%             2,070,231            4.96%
President & CEO, Director

Eugene A. Iarocci (3)               1,705,974                9.75%             1,705,974            4.09%
COO, Sr. V.P., Director

Steven B. Teeters (4)                 413,026                2.36%               413,026            0.99%
Vice President of Finance

Troy Taylor (5)                             0                   0                895,963            2.14%
Chairman of the Board

Jay Clark (6)                               0                   0                 89,604            0.21%
Director

Julian Mohr (7)                       125,000                0.71%             2,364,918            5.67%
Director

Joshua Konigsberg (8)               1,148,038                 6.6%             1,148,038            2.75%
Former V.P. Marketing,
Former Director

Vince Gelormine (9)                 1,114,627                6.37%             1,114,627            2.67%
Former Vice President
Former Director, Founder

Walter Terenik (10)                 1,627,143                9.29%             1,627,143             3.9%
Manager of Transportation

GMA Capital Partners-                       0                   0%            24,191,012            58.0%
AutoTow, LLC. (11)

All Executive Officers (12)         4,090,242               23.36%             7,539,716           18.08%
And Directors as a Group


---------------------

(1) Unless otherwise indicated, the address of each of the persons set forth below is 1301 North Congress Avenue, Suite 330, Boynton Beach, Florida 33426.

(2) For the purposes of calculating the percentage in COLUMN B, the share number in COLUMN A includes 720,313 options currently exercisable pursuant to Mr. Nagelmann's employment agreement dated August 1, 1999. Also includes 1,000 options at $1.25 granted pursuant to a now-cancelled employment agreement that have vested and another 1,000 at $1.25 options which will vest within 60 days. The total in COLUMN C includes the shares in COLUMN A plus includes the conversion of Mr. Nagelmann's 3,368 shares of the Company's Series B 8% Cumulative Convertible Preferred stock, which are convertible into 223,989 shares of Common Stock which were received from Mr. Nagelmann's $25,000 investment in the GMA LLC equity investment vehicle. Mr. Nagelmann's investment was at the same terms and conditions as all other GMA LLC investors.

The share totals in the table excludes 44,798 Warrants exercisable at $1.50 per share received from Mr. Nagelmann's $25,000 investment in the GMA LLC equity investment vehicle nor does it include 1,440,626 options granted but not yet vested, pursuant to Mr. Nagelmann's employment agreement dated August 1, 1999. Also not included are, 2,000 options at $1.25 granted pursuant to a now-cancelled employment agreement that will vest at 1,000 options on October 2, 2000 and 1,000 options on October 2, 2001.

(3) For the purposes of calculating the percentage in COLUMN B, the share number in COLUMN A includes 720,313 options currently exercisable pursuant to Mr. Iarocci's employment agreement dated August 1, 1999 and also includes 1,000 options granted pursuant to a now-cancelled employment agreement that have vested and another 1,000 options that will vest within 60 days.

The share totals in the table excludes 1,440,626 options granted but not yet vested, pursuant to Mr. Iarocci's employment agreement dated August 1, 1999 nor are 2,000 options at $1.25 granted pursuant to a now-cancelled employment agreement that will vest at 1,000 options on October 2, 2000 and 1,000 options on October 2, 2001.

(4) For the purposes of calculating the percentage in COLUMN B, the share number in COLUMN A includes 183,150 options at $.20 currently exercisable pursuant to Mr. Teeters' employment agreement dated August 1, 1999 and also includes 12,500 options at $.20 granted pursuant to a now-cancelled employment agreement that vested on May 1, 1999.

The share totals in the table excludes 266,400 options granted but not yet vested, pursuant to Mr. Teeter's employment agreement dated August 1, 1999 nor are 37,500 options at $.20 granted pursuant to a now-cancelled employment agreement that will vest at 33% on May 1 of the next three years.

(5) The share total in COLUMN C includes the conversion of Mr. Taylor's 13,471 shares of the Company's Series B 8% Cumulative Convertible Preferred Stock, convertible into 895,963 shares of Common Stock.

The share totals in the table excludes 257,712 Warrants at $.01 per share and 386,567 Warrants at $.20 per share for Mr. Taylor's Chairman of the Board participation, 146,047 Warrants at $.20 per share received from the GMA Partners, Inc. Advisory Services agreement with the Company, 179,192 Warrants exercisable at $1.50 per share received from Mr. Taylor's investment in the GMA LLC equity investment vehicle.

(6) The share total in COLUMN C includes the conversion of Mr. Clark's 1,347 shares of the Company's Series B 8% Cumulative Convertible Preferred Stock, convertible into 89,604 shares of Common Stock.

The share totals in the table excludes 172,350 Warrants at $.01 per share and 356,192 Warrants at $.20 per share received from the GMA Partners, Inc. Advisory Services agreement with the Company, and 17,921 Warrants exercisable at $1.50 per share received from Mr. Clark's investment in the GMA LLC equity investment vehicle.

(7) The share total in COLUMN C includes the conversion of Mr. Mohr's 33,678 shares of the Company's Series B 8% Cumulative Convertible Preferred Stock, convertible into 2,239,918 shares of Common Stock.

The share totals in the table excludes 447,984 Warrants exercisable at $1.50 per share received from Mr. Mohr's investment in the GMA LLC equity investment vehicle.

(8) For the purposes of calculating the percentage in COLUMN B, the share number in COLUMN A includes 1,000 options currently exercisable pursuant to Mr. Konigsberg's now cancelled employment agreement.

The share totals in the table excludes 235,000 Warrants at $.01 per share as severance for canceling said employment agreement and resigning as an officer, director and employee of the Company. The Warrants are not exercisable until after the date on which a Registration Statement is declared effective by the Securities and Exchange Commission regarding the Common Stock underlying the Warrants.

(9) For the purposes of calculating the percentage in COLUMN B, the share number in COLUMN A includes 1,000 options currently exercisable pursuant to Mr. Gelormine's now cancelled employment agreement.

The share totals in the table excludes 250,000 Warrants at $.01 per share as severance for canceling said employment agreement and resigning as an officer, director and employee of the Company. The Warrants are not exercisable until after the date on which a Registration Statement is declared effective by the Securities and Exchange Commission regarding the Common Stock underlying the Warrants.

(10) Mr. Walter Terenik acquired said shares through the Company's acquisition of L&W Collision, Towing and Recovery, Inc. on August 6, 1999 of which he was a principal shareholder. A total of 857,143 of these shares were granted piggy back registration rights by the Company who will incur all costs in registering said shares.

(11) The GMA Capital Partners-AutoTow, LLC's 363,723 Preferred Shares are convertible into 24,191,012 shares of the Company's Common Stock upon request. The accompanying 4,838,202 Warrants vest at some point beyond 60 days from August 10, 1999 in which a registration statement must be declared effective by the Securities and Exchange Commission before they are exercisable and were therefore excluded from the table. Note that Mr. Nagelmann, Mr. Taylor, Mr. Clark and Mr. Mohr invested in the GMA LLC investment vehicle and own a portion of the Shares and Warrants as described herein.

(12) The Officers and Directors as a group include Joel B. Nagelmann, Eugene A. Iarocci, Steven B. Teeters, Troy Taylor, Jay Clark and Julian Mohr.

(13) For purposes of calculating the percentage in COLUMN B, a total of 17,506,066 shares were used, comprised of 15,418,304 shares of Common Stock, 1,790,993 options currently exercisable including options exercisable within 60 days from August 10, 1999 and 296,769 Warrants currently exercisable including Warrants exercisable within 60 days from August 10, 1999.

(14) For purposes of calculating the percentage in COLUMN D, the conversion of the Company's Series B Preferred Stock was assumed which adds 24,191,012 shares to the COLUMN B total of 17,506,066 for a grand total of 41,697,078 Common Shares.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The following table sets forth the names, positions with the Company and ages of the executive officers and directors of the Company. Directors will be elected at the Company's annual meeting of shareholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board and their terms of office are, except to the extent governed by employment contract, at the discretion of the Board.


Executive Officers and Directors

         Name                        Age            Position
         ----                        ---            --------
Troy Taylor                          41             Chairman of the Board

Joel Nagelmann                       58             President & Chief Executive Officer and Director

Eugene Iarocci                       53             Chief Operating Officer/Sr. Vice President and Director

Steven Teeters                       53             Vice President of Finance, Treasurer

Jay Clark                            36             Director

Julian Mohr                          69             Director

Unless otherwise noted, the address of each of the executive officers, directors and significant employees is 1301 N. Congress Ave., Suite 330, Boynton Beach, FL 33426.

There are no family relationships among any of the executive officers or directors.

Mr. Taylor has served as the Company's Chairman of the Board of Directors since August 6, 1999. In November of 1998, Mr. Taylor joined GMA Partners, Inc. as President of the firm. Previous to this, from February 1997 through October 1998, Mr. Taylor was a shareholder and Senior Vice President of Legacy Securities Corp., a Southeast-based merchant and investment banking boutique, providing advisory services to middle market clients. Additionally, Mr. Taylor was a Senior Vice President and a founding member of Legacy Capital Partners, LLC, an equity fund investing in emerging growth companies. From October 1996 through January 1997, he was President of Century Financial Partners, Inc. an investment banking firm. From April 1994 through September 1996, Mr. Taylor was a Managing Director of KPMG Peat Marwick LLP, where he was responsible for KPMG's corporate finance activities in the Southeast. Prior to joining KPMG, Mr. Taylor was Vice President of Morgan Keegan & Company, Inc. and was the Senior Investment Banker for the Atlanta, Georgia Office. Mr. Taylor has a Masters of Business Administration and a Bachelor of Science in Accounting (cum laude) from the Wharton School of Business.

Joel Nagelmann has served as the Company's Chief Executive Officer and President and Director since the Company's incorporation on September 2, 1997. From April 1995 to April 1997, Mr. Nagelmann was President of Sulcus Computer Corporation, a $50 million public company (AMEX:SUL) that provides computer automation solutions for the worldwide hospitality, tourism and legal/land title industries. From March 1994 to March 1995, Mr. Nagelmann was V.P. General Manager of the Enterprise Information Solutions Group for Amdahl Corporation. Previous to this, for 5 years he was President of Xerox Computer Services, a software division of Xerox Corporation. Between March 1985 and March 1988, Mr. Nagelmann managed two other companies in the software/hardware industry, primarily in a turnaround/divestiture mode. Previous to that, he had spent 21 years with IBM in a variety of senior management roles including sales, support, marketing and development. Mr. Nagelmann holds a BA from the University of California, Santa Barbara.

Eugene Iarocci has been employed by the Company as Senior Vice President since its inception on September 2, 1997. Previous to joining the Company, Mr. Iarocci served as President and CEO of Younger Brothers Inc., a $50 million nationwide trucking company from June 1992 to January, 1997. Prior to 1992, Mr. Iarocci held various management positions primarily related to transportation activities, at Union Carbide, a company that manufactured industrial chemicals, during a 24 year career there. Mr. Iarocci holds a Master of Business Administration in Financial Management and a Bachelor of Business Administration from Pace University in New York.

Steven Teeters has served as Vice President of Finance of the Company since May of 1998. Between February 1997 and April 1998, Mr. Teeters was Chief Financial Officer of Walpole, Inc., a $35 million trucking and transportation company. From May 1993 through January 1997, Mr. Teeters was CFO of Younger Brothers, a $50 million national trucking company. Mr. Teeters possesses a Bachelor's Degree in Accounting from Anderson College in Anderson, Indiana.

Jay Clark has served as a Director of the Company since August 6, 1999. Since November 1998, Mr. Clark has been a Managing Director at GMA Partners, Inc. Mr. Clark has over 10 years of investment banking, merchant banking and corporate banking experience, primarily advising middle market clients and entrepreneurs regarding raising capital in both the debt and equity markets, mergers and acquisitions, and merchant banking transactions. Prior to joining GMA, from February 1997 through October 1998, Mr. Clark was a shareholder and Senior Vice President of Legacy Securities Corp., a leading Southeast based merchant and investment banking boutique, providing advisory services to middle market clients. Additionally, Mr. Clark was a Vice President and a founding member of Legacy Capital Partners, LLC, an equity fund investing in emerging growth companies. Prior to this, from October 1996 through January 1997, he was Managing Director at Century Financial Partners, Inc. an investment banking firm. From September 1991 through September 1996 Mr. Clark was a Director of KPMG Peat Marwick, where he was responsible for the firm's leveraged finance activities in the Southeast. Mr. Clark received his Masters of Business Administration from the Goizueta Business School of Emory University and a Bachelor of Science in Finance (cum laude) from the University of Florida.

Julian Mohr has served as a Director for the Company since August 6, 1999. Since 1966, Mr. Mohr has been the Chief Executive Officer of Momar, Inc. an Atlanta based industrial chemical company. Momar currently has operations in South Africa, Malaysia, Australia, Canada and the U.S. Mr. Mohr serves as a member of the Advisory Board for GMA Partners, Inc. Mr. Mohr received a B.A. from Washington & Lee University.


ITEM 6.  EXECUTIVE COMPENSATION

                      SUMMARY EXECUTIVE COMPENSATION TABLE

                   Annual Compensation                                    Long-Term
--------------------------------------------------------     --------------------------------------
Name &                                                       Other            Restricted     Option
Principal                        Salary            Bonus     Annual           Stock Awards    SARs
Position            Year           ($)              ($)      Comp. ($)            ($)         (#)
---------           ----          -----            -----     ---------        ------------   ------
Joel Nagelmann      1999     $160,000                -           -                 -      2,160,939
President/CEO       1998     $150,000                -           -                 -              -
                    1997(1)  $      0                -           -                 -          4,000

Eugene Iarocci      1999     $125,000                -           -                 -      2,160,939
COO/Sr. VP          1998     $100,000                -           -                 -              -
                    1997(1)  $      0                -           -                 -          4,000

Steven B. Teeters   1999     $ 90,000                -           -                 -        399,600
VP of Finance       1998     $ 90,000                -           -                 -         50,000

--------------------

(1)   All Executive officers agreed to take no salaries for 1997.

Employment Agreements

Joel B. Nagelmann, Chief Executive Officer, President and Director. Pursuant to a written employment agreement entered into on August 1, 1999, in consideration for his services to the Company, Mr. Nagelmann receives an annual base salary of $160,000. The term of the employment agreement is 3 years. As additional compensation, the Company has also granted Mr. Nagelmann options to purchase up to 2,160,939 shares shares of Common Stock of the Company at $0.20 per share exercisable through October 2, 2007, of which 720,313 shares have vested. The remaining unvested options will have a performance vesting schedule not yet defined by the Board of Directors. In 1997, pursuant to a now cancelled employment agreement, Mr. Nagelmann was granted 4,000 options at $1.25 per share, vesting over a 4 year period, of which 1,000 have vested and another 1,000 will vest on October 2, 1999. The granting of all 4,000 options have survived the aforementioned employment agreement.

Eugene A. Iarocci, Chief Operating Officer, Sr. Vice President and Director. Pursuant to a written employment agreement entered into on August 1, 1999, in consideration for his services to the Company, Mr. Iarocci receives an annual base salary of $125,000. The term of the employment agreement is 3 years. As additional compensation, the Company has also granted Mr. Iarocci options to purchase up to 2,160,939 shares of Common Stock of the Company exercisable at $.20 per share exercisable through October 2, 2007, of which 720,313 shares have vested. The remaining unvested options will have a performance vesting schedule not yet defined by the Board of Directors. In 1997, pursuant to a now cancelled employment agreement, Mr. Iarocci was granted 4,000 options at $1.25 per share, vesting over a 4 year period, of which 1,000 have vested and another 1,000 will vest on October 2, 1999. The granting of all 4,000 options have survived the aforementioned employment agreement.

Steven B. Teeters, Vice President of Finance. Pursuant to a written employment agreement entered into on August 1, 1999, in consideration for his services to the Company, Mr. Teeters receives an annual base salary of $90,000. The term of the employment agreement is 3 years. As additional compensation, the Company has also granted Mr. Teeters options to purchase up to 399,600 shares of Common Stock of the Company exercisable at $.20 per share which expire on May 1, 2008, of which 133,200 shares have vested. The remaining unvested options will have a performance vesting schedule not yet defined by the Board of Directors. In 1998, pursuant to a now cancelled employment agreement, Mr. Teeters was granted 50,000 options at $.20 per share, vesting over a 4 year period, of which 12,500 have vested and the rest vest equally on May 1 of the next three years. The granting of all 50,000 options have survived the aforementioned employment agreement.

During the term of these employment agreements and for a period of one year after leaving the employ of the Company, each executive agrees not to compete in the towing, vehicle transportation and recovery business. The Agreements provide for severance payments equal to the annual base compensation under each agreement for a period of 12 months (6 months for Mr. Teeters), as well as all granted options automatically vest in the event there is a "change in control" of the Company, as defined in the agreement and employment is subsequently terminated either voluntarily or involuntarily. Each agreement also provides for the payment of health and life insurance premiums for each executive.

Incentive and Nonqualified Stock Option Plan

On October 2, 1997, the Board of Directors and a majority of the Company's shareholders adopted the Company's 1997 Stock Option Plan (the "Plan"). On December 22, 1997, the Plan was amended by the Board of Directors and a majority of the Company's shareholders to increase the number of Plan Options, as hereinafter defined, from 1,000,000 to 2,500,000. On July 26, 1999, the Plan was amended again by the Board of Directors and Majority Shareholders to increase the number of Plan Options from 2,500,000 to 7,500,000.

As of August 10, 1999, 5,274,494 Plan Options have been granted pursuant to the Plan, with 1,792,993 options having vested at exercise prices between $0.20 and $2.50.

Director Compensation

For Mr. Troy Taylor's participation as the Company's Chairman of the Board, he was granted 257,712 Warrants exercisable at $.01 per share and 386,567 Warrants exercisable at $.20 per share. Mr. Jay Clark and Mr. Julian Mohr's compensation for serving as a Director is yet to be determined.

A Director who is an employee of the Company receives no additional compensation for services as director except reimbursement of out-of-pocket expenses. Other than what has been discussed in this section, the Company has no other arrangements regarding compensation for services as a director.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

On August 13, 1998, Mr. Nagelmann, President, CEO and Director, loaned the Company $5,000 which was evidenced by a written promissory note. The note provided for payment of 8% annually in interest. In June of 1999, Mr. Nagelmann's note had been paid in full by the Company. Over the period from July 31, 1998 through December 29, 1998, Mr. Gelormine, former Vice President of Business Development, loaned the Company an aggregate of $50,700 that was evidenced by five promissory notes. Each note provided for payment of 8% annually in interest. On August 10, 1999 the notes were paid in full. Other than the 8% interest, no other consideration was provided by the Company for the aforementioned loans.

On February 3, 1999, Joel B. Nagelmann, President, CEO and Director, personally guaranteed the lease on seven towing vehicles with RIT Auto Leasing Group, Inc. of Floral Park, New York. The guaranty is for a period of six months after which the Company will have full liability. Mr. Nagelmann was liable for approximately $60,000 over the term of the guaranty, and as of August 10, 1999, approximately $12,000 of personal liability remained. Mr. Nagelmann received no compensation from the Company for providing this guaranty.

During the Company's initial start-up financing in December of 1997, Mr. Nagelmann invested $25,000 in a convertible note. Mr. Nagelmann participated on the same terms and conditions as other friends and family who participated. In accordance with the note, Mr. Nagelmann received 10% interest on the principal in quarterly cash payments. The note also provided Mr. Nagelmann the ability to convert the principal balance into Common Stock at $1.00 per share. No other consideration was provided by the Company for Mr. Nagelmann's participation. On August 8, all of the "Seed Notes" hereinafter defined, were paid in full by the Company of which the aforementioned note was a part.

On August 1, 1999 Mr. Nagelmann invested $25,000 into the GMA LLC investment vehicle on the same terms and conditions as all other GMA LLC investors.

The Company has entered into real property leases with certain of the principals of acquired towing companies. The terms and details have been previously discussed herein and the agreements are attached hereto as Exhibits.

GMA Partners, Inc. Advisory Services Agreement:

On March 11, 1999, the company signed a six-month agreement with GMA Partners, Inc. to provide exclusive financial advisory services to the Company and assist in arranging acquisition financing for the Company. This financing effort included the possible sale of any of the Company's securities or any other related transaction involving the issuance of any debt or equity securities.

Compensation for Services:

A retainer fee equal to 50,000 shares of the Company's restricted Common Stock was issued upon execution of this agreement.

If the company closes a transaction during the term of this agreement or during the 12 month period following the termination of this agreement with any debt or equity investor introduced by GMA, then GMA shall be due a success fee. This success fee shall be payable in cash at closing, equal to 4% of the total amount of financing either funded or committed to the company, except for funded amounts provided by shareholders of the company or an affiliated entity of GMA. On August 9, 1999 the Company paid a success fee (and expenses to date, as per the agreement) of $214,365.72

In addition, the company shall issue to GMA, common stock purchase warrants exercisable for 6 years from the closing date of any transaction, to purchase 2.0% of the fully diluted common stock, post transaction, at a purchase price of $.01 per share. The warrants will have piggyback registration rights as well as standard anti-dilution provisions. On August 9, 1999 the Company issued 814,512 Warrants in keeping with the terms of the agreement.

GMA LLC equity investment:

GMA Partners, Inc. and the Company signed an agreement that, through an affiliated entity (GMA LLC), they would fund $2.7 Million to the company to complete the acquisition of up to 10 towing companies. The transaction was closed on August 6th, 1999 with the acquisition of 8 towing companies.

The company issued Series B 8% Cumulative Convertible Preferred Stock in this transaction. This Convertible Preferred Stock will be convertible into shares of the Company's Common Stock representing 59.4% of AutoTow's Common Stock on a fully diluted basis after considering (i) the currently outstanding stock of AutoTow, (ii) the conversion of the Convertible Preferred Stock, (iii) any outstanding options and warrants, (iv) shares issued in conjunction with this transaction, and (v) further adjusted, at closing or in the future, for any stock issued to shareholders as a result of any ratchet provisions related to previous acquisitions. The common shares issued pursuant to such a conversion shall be unregistered until such time as the company has registered such shares in a registration statement declared effective by the SEC.

In addition, GMA LLC, at the closing, is to receive one warrant to purchase one share of AutoTow Common Stock, for each five shares of common shares GMA LLC would receive in the event that they converted all their Convertible Preferred Stock. The Warrants granted total 4,838,202 and have an exercise price equal to $1.50 and are exercisable for six years from the date of issuance.

The agreement also calls for the company to establish a management option plan allowing for the issuance of up to 12.5% of the outstanding shares of Common Stock to management. This 12.5% is after considering any ratchet provisions and the full conversion of the Convertible Preferred Stock, based upon performance hurdles to be set up by the Board of Directors. The strike price of the each option will be at $.20 per share.

Additionally, the Company has five members of the Board of Directors initially, of which, three positions will be held by GMA designee's Troy T. Taylor (Chairman of the Board), Jay Clark (Director) and Julian Mohr (Director).

Pursuant to the agreement, the company is to pay GMA LLC a semi-annual administration fee of $12,500 and all out-of-pocket expenses related to the investment including organizational, legal, travel, accounting and due diligence.

ITEM 8.  DESCRIPTION OF SECURITIES

The Company is authorized to issue 75,000,000 shares of Common Stock, par value $.001 per Share, and 5,000,000 shares of Preferred Stock, $.001 per Share, of which 100,000 shares have been designated as Series A Convertible Preferred Stock and 500,000 shares have been designated as Series B 8% Cumulative Convertible Preferred Stock ("Series B Preferred Stock"). As of the date hereof, there were 15,418,304 shares of Common Stock issued and outstanding, 9,000 shares of Series A Convertible Preferred Stock outstanding and 363,723 shares of Series B Preferred Stock outstanding.

Common Stock

As of August 10, 1999, there were 15,418,304 shares of Common Stock outstanding, held of record by approximately 688 stockholders. In addition, as of August 10, 1999 there were 5,274,494 shares of Common Stock subject to outstanding options and 8,662,769 shares of Common Stock subject to outstanding warrants.

Voting Rights. The holders of Common Stock are entitled to one vote per share for the selection of directors and all other purposes and do not have cumulative voting rights.

Other Rights. Common Shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional Common Shares in the event of a subsequent offering.

Liquidation Rights. Upon liquidation or dissolution, and after payment of the Preferred Shareholders, each outstanding Common Share will be entitled to share equally in the remaining assets of the Company legally available for distribution to shareholders after the payment of all debts and other liabilities.

Dividend Rights. The holders of Common Stock are entitled to receive dividends when, as, and if declared by the Board of Directors, and in the event of the liquidation by the Company, to receive pro-rata, all assets remaining after payment of debts and expenses and liquidation of the Preferred Stock. Holders of the Common Stock do not have any pre-emptive or other rights to subscribe for or purchase additional shares of capital stock, no conversion rights, redemption, or sinking-fund provisions. In the event of dissolution, whether voluntary or involuntary, of the Company, each share of the Common Stock is entitled to share ratably in the assets available for distribution to holders of the equity securities after satisfaction of all liabilities. All the outstanding shares of Common Stock are fully paid and non-assessable.

The transfer agent for the Company's Common Stock is American Securities Transfer and Trust, Inc. 12039 W. Alameda Parkway, Suite Z-2, Lakewood, Colorado 80228.

Preferred Stock

The Board of Directors of the Company (without further action by the shareholders), has the option to issue from time to time authorized un-issued shares of Preferred Stock and designate series of Preferred Stock with such designations, preferences, conversion rights, cumulative, relative, participating, optional or other rights, including voting rights, qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions providing for the creation and issuance of such series of Preferred Stock as adopted by the Board of Directors pursuant to the authority in this paragraph given. The Company has the authority to issue up to 5,000,000 shares of Preferred Stock pursuant to action by its Board of Directors. As of August 10, 1999, the Company has outstanding 9,000 shares of Series A Preferred Stock of which 100,000 are designated and 363,723 shares of Series B 8% Cumulative Convertible Preferred Stock of which 500,000 are designated.

Series A Convertible Preferred Stock

Between July and August 1998, the Company sold 9,000 shares of Series A Convertible Preferred Stock for an aggregate of $450,000 in an offering under Rule 506 of the Securities Act.

Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the Common Stock by reason of their ownership thereof, all accrued but unpaid dividends on their respective shares of Series A Preferred Stock then held by them and no more. If upon the occurrence of such event, the assets and funds thus distributed among the holders of Series A Preferred Shares shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of Series A Preferred Shares in proportion to the number of shares held by them.

Dividend Rights. The holders of the Series A Convertible Preferred Stock are entitled to receive a 7% dividend payable in cash or Common Stock, at the Company's option, payable on a quarterly basis on January 21, April 21, July 21 and October 21 (the "Dividend Dates") of the first year. If the dividend is paid in Common Stock, the price per share will be determined based on the average closing price for the ten trading days immediately prior to the Dividend Date. After July 21, 1999, the dividend will be 12% per annum for all unconverted Series A Preferred Shares. To date, the Company has paid dividends on its Series A Convertible Preferred Stock aggregating to 61,572 shares of its Common Stock and no cash.

Conversion. The Series A Convertible Preferred Shares are convertible, at the option of the holder thereof, into the Company's Common Stock during the period commencing on the date on which a Registration Statement is declared effective by the Securities and Exchange Commission regarding the Common Stock underlying the Series A Convertible Preferred Stock until July 20, 2001 (the "Expiration Date"). The number of Common Shares into which one share of Series A Preferred Stock will be converted is sixteen and two thirds (16.667) to 1.

Voting Rights. The holders of the Series A Preferred Shares of the Company are not entitled to vote unless they first convert their shares into Common Stock of the Company, at which time they will have the same rights as any other Common Stock holder.

The Series A Preferred Stock has no sinking fund provisions or preemptive rights.

Series B Cumulative Convertible Preferred Stock

On August 6, 1999 the Company sold 363,723 shares of its Series B Preferred Stock to GMA Capital Parnters-AutoTow, LLC for $2,700,000. The Series B Preferred Stock is convertible into a total of 24,191,102 of the Company's Common Stock.

Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the Common Stock by reason of their ownership thereof, all accrued but unpaid dividends on their respective shares of Series A Preferred Stock then held by them and no more. If upon the occurrence of such event, the assets and funds thus distributed among the holders of Series A Preferred Shares shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of Series B Preferred Shares in proportion to the number of shares held by them.

Dividend Rights. The Company shall declare a cumulative, annual cash dividend of eight percent (8%) of the Stated Value of the Series B Preferred Stock, calculated at the simple interest rate of 8% per annum from the Issue Date, for each share of the Series B Preferred Stock held by each Record Holder, payable on or about the 15th day of July and the 15th day of January of each year, commencing January 2000. Dividends at the rate prescribe above shall be deemed to accrue in arrears and accumulate on each outstanding share of the Series B Preferred Stock from month to month as of the 15th day of each month, until such dividends are declared for payment by the Board and payment is accordingly made, in cash, therefor. So long as any Series B Preferred Stock is outstanding, no dividend shall be declared or paid or set aside for payment, nor shall any other distribution be declared or made, upon the Common Stock or any other stock of the Corporation ranking junior to or pari passu with the Series B Preferred Stock as to dividends.

Conversion. The Series B Preferred Shares are convertible, at the option of the holder thereof, into the Company's Common Stock during the period commencing on the date on which a Registration Statement is declared effective by the Securities and Exchange Commission regarding the Common Stock underlying the Series B Convertible Preferred Stock. The number of Common Shares into which one share of Series B Preferred Stock will be converted is approximately 66.5094 to 1.

Voting Rights. In addition to any voting rights provided in the Certificate of Incorporation or By-laws, the Series B Preferred Stock shall vote together with the Common Stock on all actions to be voted on by the stockholders of the Corporation. Each share of Series B Preferred Stock shall entitle the Record Holder thereof to such number of votes per share on each such action as shall equal the number of shares of Common Stock (rounded up to the nearest whole share of Common Stock) into which each share of Series B Preferred Stock is then convertible. The Record Holders of Series B Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the By-Laws of the Corporation.

In the future, the Board of Directors of the Company has the authority to issue additional shares of Preferred Stock in series with rights, designations and preferences as determined by the Board of Directors. When any shares of Preferred Stock are issued, certain rights of the holders of Preferred Stock may affect the rights of the holders of Common Stock.

Options

Currently, there are options to purchase up to 5,274,494 shares of Common Stock of the Company ranging from $0.20 to $2.50 per share exercisable between October 2, 1998 and October 2, 2007. As of August 10, 1999, 1,790,993 options have vested and are exercisable, and no options have been exercised. No options have been granted registration rights.

Warrants

As of August 10, 1999, there are warrants outstanding to purchase a total of 8,662,769 shares of Common Stock at exercise prices ranging from $.01 per share to $4.50 per share. As of August 10, 1999, 296,769 Warrants were exercisable. The holders of 8,616,000 shares of these warrants are entitled to piggyback registration rights under the Securities Act subject to limitations specified in the agreement between the Company and the warrant holders. The Company will bear all registration expenses other than underwriting discounts and commissions.

Shares Eligible for Future Sales

As of August 10, 1999, the Company has outstanding an aggregate of 15,418,304 shares of Common Stock. Of the total outstanding shares of Common Stock, 2,637,055 shares of Common Stock are freely tradable without restriction or further registration under the Securities Act, 2,024,900 shares of Common Stock will be eligible for resale after October 2, 1999 under Rule 144, and the remaining 10,756,349 shares of Common Stock will be eligible for resale on various dates thereafter. A total of 1,958,025 shares have been granted piggy back registration rights.

Certain Delaware Legislation

Certain Provisions of the Certificate of Incorporation and Bylaws

The Company's Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director except as limited by Delaware law. The Company's Bylaws provide that the Company shall indemnify to the full extent authorized by law each of its directors and officers against expenses incurred in connection with any proceeding arising by reason of the fact that such person is or was an agent of the corporation. Insofar as indemnification for liabilities may be invoked to disclaim liability for damages arising under the Securities Act of 1933, as amended, or the Securities Act of 1934, (collectively, the "Acts") as amended, it is the position of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Acts and are therefore, unenforceable.

Delaware Anti-Takeover Law and Our Certificate of Incorporation and Bylaw Provisions

Provisions of Delaware law and our Certificate of Incorporation and Bylaws could make more difficult our acquisition by a third party and the removal of our incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to first negotiate with us. We believe that the benefits of increased protection of our ability to negotiate with proponent of an unfriendly or unsolicited acquisition proposal outweigh the disadvantages of discouraging such proposals because, among other things, negotiation could result in an improvement of their terms. The Company is subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless: - the Board of Directors approved the transaction in which such stockholder became an interested stockholder prior to the date the interested stockholder attained such status; upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or on or subsequent to such date the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders. A "business combination" generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of the corporation's voting stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS.

As of August 10, 1999, there were approximately 688 shareholders of record of the Company's Common Stock. The Company's Common Stock is currently listed for trading on the over-the-counter bulletin board under the symbol "AUTWE". The following table sets forth, for the period since June 25, 1998, which is the date the Company first began publicly trading, the high and low closing sales prices for the Common Stock as reported on the OTC Bulletin Board.

                                          Common Stock Sales Price (1)
                                          ----------------------------
                                           High                  Low
                                           ----                  ---
June 25, 1998 - June 30, 1998              3.125                 0.75
July 1, 1998 - September 30, 1998          4.375               1.9375
October 1, 1998 - December 31, 1998       1.3125                0.375
January 1, 1999 - March 31, 1999          0.8125                 0.17
April 1, 1999 - June 30, 1999               0.75                 0.20
July 1, 1999 - August 10, 1999            1.5625               0.6875

(1) The Company's Common Stock began trading on June 25, 1998. There is no trading market for the Company's warrants nor Preferred Stock.

The transfer agent for the Company's Common Stock is American Securities Transfer and Trust, Inc. 12039 W. Alameda Parkway, Suite Z-2, Lakewood, Colorado 80228.

Absence of Dividends

The Company has never paid cash dividends on its Common Stock. The Company presently intends to retain future earnings, if any, to finance the expansion of its business and does not anticipate that any cash dividends on its Common Stock will be paid in the foreseeable future. The future Common Stock dividend policy will depend on the Company's earnings, capital requirements, expansion plans, financial condition and other relevant factors. The Company has paid dividends on its Series A Convertible

Preferred Stock and intends to pay dividends on its Series B Convertible Preferred Stock. Between July and August of 1998 the Company sold 9,000 shares of Series A Convertible Preferred Stock for an aggregate of $450,000 in an offering under Rule 506 of the Securities Act. Pursuant to the offering, a 7% dividend payable in cash or Common Stock, at the Company's option is payable on a quarterly basis on January 21, April 21, July 21 and October 21 (the "Dividend Dates") of the first year. If the dividend is paid in Common Stock, the price per share shall be determined based on the average closing price for the ten trading days immediately prior to the Dividend Date. After July 21, 1999, the dividend shall be 12% per annum for all unconverted Series A Preferred Shares. To date, the Company has paid dividends on its Series A Convertible Preferred Stock aggregating to 61,572 shares of its Common Stock and no cash. The Company shall declare a cumulative, annual cash dividend of eight percent (8%) of the Stated Value of the Series B Preferred Stock, calculated at the simple interest rate of 8% per annum from the Issue Date, for each share of the Series B Preferred Stock held by each Record Holder, payable on or about the 15th day of July and the 15th day of January of each year commencing January 2000. Dividends at the rate prescribe above shall be deemed to accrue in arrears and accumulate on each outstanding share of the Series B Preferred Stock from month to month as of the 15th day of each month, until such dividends are declared for payment by the Board and payment is accordingly made, in cash, therefor. So long as any Series B Preferred Stock is outstanding, no dividend shall be declared or paid or set aside for payment, nor shall any other distribution be declared or made, upon the Common Stock or any other stock of the Corporation ranking junior to or pari passu with the Series B Preferred Stock as to dividends.

Dilution

The Company will likely issue shares of its Common Stock and Preferred Stock in private or public offerings to obtain financing, capital or to acquire other towing businesses that can improve the performance and growth of the Company. Issuance and or sales of substantial amounts of Common Stock could adversely affect prevailing market prices in the Common Stock of the Company.

ITEM 2.  LEGAL PROCEEDINGS.

The Company is currently in litigation involving a claim and counter-claim with three former employees regarding the breach of their respective Employment Agreements with the Company. The Company's claims and the Defendant's counter-claims are for damages exceeding $15,000. The outcome of these actions are not expected to materially affect the Company.

The Company is currently in litigation involving a claim brought by a company against the Company seeking payment of a deposit of $200,000 allegedly owed the claimant pursuant to a Binding Letter of Intent between the claimant and the Company. The Company filed a counterclaim against the claimant for breach of contract and fraud in the inducement.

The two claims have been consolidated under arbitration proceedings before the American Arbitration Association in Palm Beach County. The Company feels the claim against them is without merit and will not have an adverse effect upon the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

On June 11, 1999 the Company's Board of Directors approved a motion to change its accountant from PriceWaterhouseCoopers, LLP to Grant Thornton, LLP. The Company had no disagreements with its past accountant.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

In October of 1997, the founders and management of the Company received an aggregate of 5,000,000 shares for capitalizing the Company and for services rendered to the Company as part of its start up process.

For the period commencing on October 30, 1997 through March 18, 1998, the Company issued an aggregate of $120,000 in promissory notes to nine investors (the "Seed Notes") four of whom were accredited and five were non-accredited. The Seed Notes yielded interest at 10% annually, paid quarterly. The Seed Notes mature one year from execution with an additional one year extension solely at the Company's option. The Company has extended the maturity date of these Seed Notes. On August 8, 1999 the Company retired all outstanding Seed Notes.

For the period commencing on January 11, 1998 through April 15, 1998, the Company issued an aggregate of 618,000 shares of its Common Stock at $1.25 per share to 15 accredited or otherwise qualified investors based on their financial resources and knowledge of investments in a 504 offering (the "504 Offering"). The Company received gross proceeds of $772,500.

For both the Seed Notes and the 504 Offering, each investor was provided with or had access to financial and other information concerning the Company and its operations. Accordingly, the issuance of these securities was exempt from the registration requirements of the Securities Act pursuant to Section 3(b) of the Securities Act.

On December 4, 1997, the Company approved the acquisition of Keey Corporation ("Keey"), a Delaware corporation. On March 30, 1998, the Company finalized the Keey acquisition. The Company subsequently issued one share of its $.001 par value Common Stock for 17.2 shares of Keey's $.001 par value Common Stock. All of Keey's shares (19,608,590) were exchanged for 1,140,138 shares of 1-800-AutoTow Common Stock. There was no cash exchanged in the transaction.

On April 20, 1998, the Company issued 10,000 shares of its restricted Common Stock to the TN Group for consulting services regarding tax issues related to potential acquisitions.

On June 1, 1998, the Company issued 129,600 shares of its restricted Common Stock to Glenn Michael Dempsey, owner of D&D Towing and Recovery, Inc. in relation to the Company's acquisition of Mr. Dempsey's towing company. On November 17, 1998, an additional 1,870 shares of the Company's restricted Common Stock were issued to Mr. Dempsey as part of the closing balance sheet for the aforementioned acquisition. On June 29, 1999, an additional 565,610 shares of the Company's restricted Common Stock were issued to Mr. Dempsey as part of the terms of his acquisition agreement. As of July 12, 1999, a total of 697,080 shares of the Company's restricted Common Stock were issued to Mr. Dempsey. According to the terms of his acquisition agreement, the Company has no further liability to Mr. Dempsey.

On August 1, 1998, the Company issued an aggregate of 420,000 shares of its restricted Common Stock to Robert M. McGann, Robert A. McGann and William Chester, owners of McGann & Chester, Inc. in relation to the Company's acquisition of their towing company. On March 15, 1999, an additional 90,756 shares of the Company's restricted Common Stock were issued as part of the closing balance sheet for the aforementioned acquisition. On August 3, 1999 the Company issued an aggregate of 537,083 shares of Common Stock to the aforementioned principals as part of a contingency provision in their acquisition agreement for the difference between $2.00 per share and the Company's average closing stock price for the 20 trading days prior to August 1, 1999 should that price be less than $2.00 per share. The Company's average closing stock price during that time was $0.974875 per share and thus, an additional 537,083 shares were issued. In total 1,047,839 Common Shares were issued in relation to the M&C acquisition. The Company has no further liability with regard to said acquisition.

On July 28, 1998, the Company commenced a private offering of units ("Units") with each Unit consisting of 1,000 shares of the Company's Series A 7% Convertible Preferred Stock pursuant to Rule 506 of Regulation D (the "Series A Offering") whereby the Company offered a minimum of 20 Units on a best efforts basis. Nine Units were sold to eight accredited investors for an aggregate of $450,000 in exchange for 9,000 shares. These shares are convertible into 150,005 shares of the Company's Common Stock. The offering price of each Unit was $100,000 for an aggregate of $5,000,000 if the maximum offering was sold. Each share of Series A Preferred Stock is convertible into sixteen and two thirds (16.667) shares of the Company's Common Stock at a conversion price of $3.00 per Share at any time commencing from the accepted date of the investment. Additionally, each investor received Warrants at the rate of 1 Warrant for each potentially convertible Common Share which have an exercise price of $4.50 per share. These Warrants are callable by the Company at any time a registration statement is effective for the shares underlying the Warrants and when the Company's Common shares have traded at $6.00 per share or higher for 20 consecutive trading days. The Warrants are set to expire on July 20, 2001.

On October 1, 1998, the Company issued 25,807 shares of unrestricted stock pursuant to Rule 504 to Don Sinclair Lyons in relation to a penalty clause in an acquisition agreement between the Company and Mr. Lyon's towing operation. On February 3, 1999, the Company issued 42,373 shares of its restricted Common Stock to Don Sinclair Lyons in relation to an extension of the agreement and penalty clause. On August 6, 1999 the Company acquired substantially all of the assets of Mr. Lyons' towing operations.

On October 21, 1998 the Company issued an aggregate of 7,472 shares of restricted Common Stock to the holders of its Series A Preferred Stock as payment for the previous quarter's dividend.

On October 23, 1998, the Company issued 50,000 shares of its restricted Common Stock to Globe Media, Inc. in connection with consulting services.

Between October 29, 1998 and October 31, 1998, the Company completed an offering of $100,000 of 12% Promissory Notes (the "October Notes") and 30,000 Warrants exercisable at $.01 per share to a single accredited investor. The October Notes matured in six months and were extended by mutual agreement another six months, thereby being payable on October 30, 1999. The investor was provided with or had access to financial and other information concerning the Company and its operations. Accordingly, the issuance of these securities was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act. On August 9, 1999 the Company retired the October Notes and holds no further liability to the note holder.

On January 21, 1999 the Company issued an aggregate of 16,202 shares of restricted Common Stock to the holders of its Series A Preferred Stock as payment for the previous quarter's dividend.

On January 27, 1999 the Company issued 50,000 restricted shares of Common Stock to Banyan Investment Advisors, Inc. in lieu of a cash retainer for consulting services.

On March 2, 1999, the Company issued 393,110 shares of unrestricted stock pursuant to Rule 504 to Atlantik International Holdings, an accredited investor in an offering which yielded $53,054.85 in cash proceeds to the Company.

On March 3, 1999, the Company issued 166,667 shares and 233,333 shares of unrestricted stock pursuant to Rule 504 to Howard Talks and Thomas Westrick respectively, both accredited investors. The Company received cash proceeds of $71,666.60.

On March 11, 1999, the Company issued 50,000 shares of its restricted Common Stock to GMA Partners, Inc. in lieu of a cash retainer for consulting services.

On April 1, 1999, the Company issued 50,000 shares of its unrestricted Common Stock pursuant to Rule 504 to At Large Limited, Inc. and 100,000 shares of its restricted Common Stock in exchange for consulting services to the Company.

Between May 13, 1999 and May 28, 1999, the Company completed an offering of $250,000 of 12% Promissory Notes (the "May 1999 Notes") and 250,000 Warrants exercisable at $.10 per share to four accredited investors. The investors were granted piggy back registration rights on the Warrants. The May 1999 Notes mature in six months thereby being payable in November 1999 with six months interest guaranteed, although the Company, at its option may pay the notes off including the six months interest, prior to November 1999. On August 9, 1999 the Company retired said notes. Each investor was provided with or had access to financial and other information concerning the Company and its operations. Accordingly, the issuance of these securities was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

On May 28, 1999 the Company issued an aggregate of 25,000 restricted shares of Common Stock to the principals of Arrow Towing & Recovery, Inc. as part of a non-refundable deposit in relation to an extension of the merger agreement and was paid in keeping with a penalty clause. Since these shares were issued as payment for the penalty, they were issued in addition to the previously disclosed shares issued in connection with the merger.

On June 29, 1999, the Company issued 1,500 shares of restricted Common Stock to Corporate Communications Corp. as part of a settlement for a previously cancelled consulting contract.

On July 6, 1999, the Company agreed to issue shares of restricted Common Stock to Charter Management Group ("Charter") as part of a settlement for a previously canceled consulting contract. The settlement calls for the Company to pay Charter $10,000 of Common Stock with the per-share price determined by the average closing price for the 10 trading days subsequent to the Company closing on its August 6, 1999 financing, less a 30% discount of the calculated average.

On July 21, 1999 the Company issued an aggregate of 37,898 restricted shares of Common Stock to the holders of its Series A Preferred Stock as payment for the previous two quarter's dividend.

On August 1, 1999, the Company issued to Julian Mohr, 125,000 restricted shares of Common stock for services related to the GMA LLC transaction.

On August 6, 1999, the Company issued an aggregate of 508,785 restricted shares of its Common Stock to the current and previous management of the Company, a portion of each officer's deferred salary in the form of Common Shares at $.20 per share. The management of the Company had verbally agreed to work on a deferred salary basis for much of 1999 and part of 1998 until the Company received funding. The number of shares issued to each current and previous member of management are: 123,929 shares to Joel B. Nagelmann, President & CEO, Director; 119,696 shares to Joshua Konigsberg, former Vice President of Marketing and former Director, 123,626 shares to Vince Gelormine, former Vice President of Business development and former Director; 76,161 shares to Eugene Iarocci, Senior Vice President/COO and Director; and 67,376 shares to Steven B. Teeters, Vice President of Finance.

On August 6, 1999 the Company issued an aggregate of 3,980,100 restricted shares of its Common Stock in connection with the acquisition of the eight towing companies. Each individual transaction was previously described herein.

On August 6, 1999 the Company issued 363,723 shares of its Series B Preferred Stock to GMA LLC in connection with the GMA LLC funding previously described. The 363,723 Series B Preferred Stock is convertible into 24,191,012 shares of the Company's Common Stock.

On August 6, 1999 the Company agreed to issue 800,000 restricted shares of its Common Stock to Finova Capital, in connection with the Finova funding previously described.

On August 6, 1999, the Company issued to Ignite Capital, 240,000 restricted Common Shares as payment owing due to a consulting agreement dated Feb. 12, 1999. This agreement and addendum dated February 24,1999 called for a fee of 2.75% of gross proceeds of debt financing resulting from an introduction by Ignite Capital to lender. In addition, $55,000 was paid in cash as part of this agreement settlement.

For all above enumerated transactions, the Company relied upon various exemptions afforded by Section 42 and Section 3(b) of the Securities Act of 1933, as amended (the "Securities Act") as an exemption available from registration requirements of Section 5 of the 33 Act per transaction by an issuer not involved in a public offering. The Company has relied upon the Rule 504 offering exemption promulgated under Regulation D of the Securities Act prior to the repeal of this rule in April, 1999. No advertising or general solicitation was employed by the Company in the offering of any of its securities.

Generally under Rule 144, a person holding restricted securities for a period of one (1) year may, if there is adequate public information available concerning the Company, sell every three months in ordinary brokerage transactions or transactions with a market maker an amount equal to the greater of (a) 1% of the Company's then outstanding stock; or (b) the average weekly volume of sales during the four calendar weeks preceding the sale. Rule 144 does not limit the amount of restricted securities, which a person who is not an affiliate of the Company may sell after three years. Affiliate sales under Rule 144 are subject to such volume limitations regardless of the length of the holding period. Sales under Rule 144 may, in the future, have a depressive effect on the market price of the Company's securities should a public market develop.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Liability and Indemnification of Officers and Directors

Delaware General Corporation Law (the "DGCL") provides that "a corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. With respect to derivative actions, the DGCL provides in relevant part that a corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor(by reason of his service in one of the capacities specified in the preceding sentence) against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Circuit Court or the court in which such action or suit was bought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Circuit Court or such other court shall deem proper. The Company's Certificate of Incorporation provides for such indemnification to the fullest extent provided for by the DGCL.

The Company's Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director except as limited by the DGCL.

The Company's Bylaws provide that the Company shall indemnify to the full extent authorized by law each of its directors and officers against expenses incurred in connection with any proceeding arising by reason of the fact that such person is or was an agent of the corporation.

Insofar as indemnification for liabilities may be invoked to disclaim liability for damages arising under the Securities Act of 1933, as amended, or the Securities Act of 1934, (collectively, the "Acts") as amended, it is the position of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Acts and are therefore, unenforceable.



                                    PART F/S

                   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA


The financial statements and supplementary data are included herein.

                         REPORT OF INDEPENDENT CERTIFIED
                               PUBLIC ACCOUNTANTS



Board of Directors
1-800-AutoTow, Inc.

We have audited the accompanying consolidated balance sheet of 1-800-AutoTow, Inc. and Subsidiaries (the "Company") as of March 31, 1999, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of 1-800-AutoTow, Inc. and Subsidiaries as of March 31, 1999, and the consolidated results of their operations and their consolidated cash flows for the year then ended, in conformity with generally accepted accounting principles.

/s/ GRANT THORNTON LLP


Miami, Florida
July 23, 1999 (except for Note O, as to which the date is August 6, 1999)


                      1-800-AutoTow, Inc. and Subsidiaries

                           CONSOLIDATED BALANCE SHEETS

                                    March 31,


                                     ASSETS

                                                                                       1999             1998
                                                                                  -------------    -------------
CURRENT ASSETS
     Cash                                                                         $      49,699     $    254,242
     Cash in escrow                                                                           -          198,071
     Accounts receivable, less allowance for doubtful
       accounts of $6,170                                                               149,718                -
     Inventories                                                                         26,733                -
     Prepaid expenses                                                                    61,766           33,082
                                                                                  -------------    -------------

                  Total current assets                                                  287,916          485,395

PROPERTY AND EQUIPMENT, NET                                                           1,149,485           17,896

OTHER ASSETS
     Goodwill, net                                                                      773,077                -
     Deposits and other assets                                                          137,957           12,277
                                                                                  -------------    -------------

                                                                                  $   2,348,435    $     515,568
                                                                                  =============    =============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     Current portion of long-term obligations                                     $     425,766    $       16,888
     Notes payable to officers                                                           48,200                 -
     Accounts payable                                                                   173,782            17,773
     Accrued expenses                                                                   488,071            56,129
     Other current liabilities                                                           13,472                 -
                                                                                  -------------    --------------

                  Total current liabilities                                           1,149,291            90,790

LONG TERM OBLIGATIONS, less current portion                                             322,794           120,000

COMMITMENTS AND CONTINGENCIES                                                                 -                 -

Stockholders' equity
     Stock dividend to be distributed                                                     7,940                 -
     Preferred stock, $.001 par value, 5,000,000 shares authorized,
       9,000 issued and outstanding                                                           9                 -
     Common stock,$.001 par value; 25,000,000 shares authorized,
       8,429,126 shares issued and outstanding                                            8,429             6,679
     Additional paid-in capital                                                       4,165,003         2,040,865
     Accumulated deficit                                                             (3,305,031)       (1,742,766)
                                                                                  -------------    --------------
                  Total stockholders' equity                                            876,350           304,778
                                                                                  -------------    --------------

                  Total liabilities and stockholders' equity                      $   2,348,435    $      515,568
                                                                                  =============    ==============

The accompanying notes are an integral part of these statements.


                      1-800-AutoTow, Inc. and Subsidiaries

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                              Years Ended March 31,


                                                                                    1999                1998
                                                                             ----------------    ---------------
Net revenue                                                                  $      1,487,296    $             -
Cost of revenue                                                                       703,034                  -
                                                                             ----------------    ---------------

                  Gross profit                                                        784,262                  -
                                                                             ----------------    ---------------

Selling, general and administrative expenses                                        2,105,554            309,349
Depreciation and amortization                                                         211,335                526
                                                                             ----------------    ---------------

                  Loss from operations                                             (1,532,627)          (309,875)

Other income (expense)
     Interest expense                                                                 (60,748)            (2,918)
     Other                                                                             44,889                  -
                                                                             ----------------    ---------------

                  Loss before income taxes                                         (1,548,486)          (312,793)

Income tax expense                                                                          -                  -
                                                                             ----------------    ---------------

                  Net loss                                                   $     (1,548,486)   $      (312,793)
                                                                             ================    ===============


Per share amounts:
     Basic loss                                                              $          (0.21)   $          (0.34)
                                                                             ================    ================

     Diluted loss                                                            $          (0.21)   $          (0.34)
                                                                             ================    ================

     Weighted average common shares outstanding                                     7,269,029          5,054,015
                                                                             ================    ===============


The accompanying notes are an integral part of this statement.

                      1-800-AutoTow, Inc. and Subsidiaries

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                             March 31, 1999 and 1998


                                                   Common Stock                 Preferred Stock
                                          ---------------------------    --------------------------       Additional
                                            Number of                      Number of                        Paid-In
                                             Shares          Amount         Shares         Amount           Capital
                                          ------------    -----------    -----------    -----------      -------------
Balance at September 2, 1997 (inception)            -     $         -              -    $         -      $         -

Initial common stock issuance at $.10 per
  share                                        10,000             100              -              -              900

Issuance of common stock of officers in
  consideration for services performed
  at $.10 per share                            10,000             100              -              -              900

250-to-1 stock split and reduction in par
  value from $.01 per share to $.001 per
  share                                     4,980,000           4,800              -              -                -

Issuance of common stock at $1.25 per
  share, net of issuance costs of $57,500     538,457             539              -              -          615,032

Shares issued in connection with the
  merger at $1.25 per share (Note B)        1,140,138           1,140              -              -        1,424,033

Net loss                                            -               -              -              -                -
                                          -----------     -----------    -----------    -----------      -----------

Balance at March 31, 1998                   6,678,595           6,679              -              -        2,040,865

Issuance of stock                           1,743,059           1,743          9,000              9        2,118,306

Stock dividends declared                            -               -              -              -                -

Issuance of stock dividends                     7,472               7              -              -            5,832

Net loss                                            -               -              -              -                -
                                          -----------     -----------    -----------    -----------      -----------

Balance at March 31, 1999                   8,429,126     $     8,429          9,000    $         9      $ 4,165,003
                                          ===========     ===========    ===========    ===========      ===========

(restubbed table)
                                                                                                       Total
                                                                   Accumulated      Stock          Stockholders'
                                                                     Deficit      Dividends           Equity
                                                                 -------------- ------------    -----------------

Balance at September 2, 1997 (inception)                         $        -     $         -     $           -

Initial common stock issuance at $.10 per
  share                                                                   -               -             1,000

Issuance of common stock of officers in
  consideration for services performed
  at $.10 per share                                                       -               -             1,000

250-to-1 stock split and reduction in par
  value from $.01 per share to $.001 per
  share                                                               (4,800)             -                 -

Issuance of common stock at $1.25 per
  share, net of issuance costs of $57,500                                 -               -           615,571

Shares issued in connection with the
  merger at $1.25 per share (Note B)                              (1,425,173)             -                 -

Net loss                                                            (312,793)             -          (312,793)
                                                                 -----------    -----------     -------------

Balance at March 31, 1998                                         (1,742,766)             -           304,778

Issuance of stock                                                          -              -         2,120,058

Stock dividends declared                                             (13,779)        13,779                 -

Issuance of stock dividends                                                -         (5,839)                -

Net loss                                                          (1,548,486)             -        (1,548,486)
                                                                 -----------    -----------     -------------

Balance at March 31, 1999                                        $(3,305,031)   $     7,940     $     876,350
                                                                 ===========    ===========     =============

The accompanying notes are an integral part of these statements.

                      1-800-AutoTow, Inc. and Subsidiaries

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                              Years Ended March 31,


                                                                                    1999               1998
                                                                             ----------------    ---------------
Cash flows from operating activities:
     Net loss                                                                $     (1,548,486)   $      (312,793)
     Adjustments to reconcile net loss to net cash
       used in operating activities:
         Depreciation and amortization                                                211,335                526
         Common stock issued for services rendered                                     90,150              1,000
         Common stock issued for penalty                                               50,000                  -
         Changes in operating assets and liabilities:
              Accounts receivable, net                                                (43,516)                 -
              Inventory                                                                36,867                  -
              Prepaid expenses                                                        (19,915)           (33,082)
              Deposits and other assets                                              (124,459)           (12,277)
              Accounts payable                                                         90,982             17,773
              Accrued expenses                                                        428,009             56,129
              Other current liabilities                                               (14,771)                 -
                                                                             ----------------    ---------------

                  Net cash used in operating activities                              (843,810)          (282,724)
                                                                             ----------------    ---------------

Cash flows from investing activities
     Purchase of property and equipment                                               (40,806)           (18,422)
     Purchases of businesses                                                         (230,000)                 -
                                                                             ----------------    ---------------

                  Net cash used in investing activities                              (270,806)           (18,422)
                                                                             ----------------    ---------------

Cash flows from financing activities:
     Cash in escrow                                                                   198,071           (198,071)
     Borrowings of notes payable to officers                                           55,700                  -
     Repayments of notes payable to officers                                           (7,500)                 -
     Borrowings of long-term obligations                                              305,520            152,048
     Repayments of long-term obligations                                             (271,434)           (15,160)
     Proceeds from the issuance of preferred stock, net                               405,000                  -
     Proceeds from the issuance of common stock, net                                  224,710            616,571
                                                                             ----------------    ---------------

                  Net cash provided by financing activities                           910,067            555,388
                                                                             ----------------    ---------------

Net increase (decrease) in cash                                                      (204,543)           254,242

Cash, beginning of year                                                               254,242                  -
                                                                             ----------------    ---------------

Cash, end of year                                                            $         49,699    $       254,242
                                                                             ================    ===============

                                                                                                     (continued)

The accompanying notes are an integral part of these statements.

                      1-800-AutoTow, Inc. and Subsidiaries

                              Years Ended March 31,


                                                                                    1999                1998
                                                                             ----------------    ---------------
Supplemental disclosure of cash flow information:
     Cash paid during the year for:
         Interest                                                            $         13,459    $         2,802
                                                                             ================    ===============

Non-cash investing and financing activities:
     On March 30, 1998, the Company acquired Keey Corporation by issuing
       1,140,138 common shares at $1.25 per share having an aggregate fair value of $1,425,173.

     In December 1997, the Company issued 10,000 common shares at $.10 per share to officers of the Company in consideration for services performed.

     During Fiscal 1999, as consideration for the acquisition of two businesses, the Company paid $230,000 in cash and issued 642,226 shares of common stock having an aggregate fair value of $1,350,197.

     During Fiscal 1999, the Company issued 160,000 common shares with an aggregate fair value of $90,150 to consultants in consideration for services performed.

     During Fiscal 1999, the Company issued 68,180 common shares ranging from $.59 to $.97 per share in relation to a penalty clause in an acquisition agreement.

The accompanying notes are an integral part of these statements.

                      1-800-AutoTow, Inc. and Subsidiaries

                             March 31, 1999 and 1998


NOTE A - NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT
         ACCOUNTING POLICIES

     1-800-AutoTow, Inc. and Subsidiaries (the "Company") is a corporation formed September 2, 1997, pursuant to the laws of the State of Delaware. The Company's objective is to create a national "brand name" network of towing service companies through the acquisition and integration of privately-owned vehicle towing service companies in order to achieve economies of scale through the standardization, consolidation and automation of the operations and administration of the acquired towing service companies.

     Basis of Presentation
     ---------------------

     The financial statements for the period from September 2, 1997 (date of inception) through March 31, 1998, present the activities of management in fund raising and identification of companies for potential acquisition, and do not reflect the conduct of any operations.

     The accompanying 1999 consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances are eliminated in consolidation.

     Revenue Recognition
     -------------------

     The Company's revenue is derived from customers who require towing and recovery service, and fees related to vehicles, such as impound and storage. Towing and recovery revenue is recognized at the completion of each engagement, and fees are recorded when the service is performed. Expenses related to the generation of revenue are recognized as incurred.

     Cash and Cash Equivalents
     -------------------------

     The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

     Inventories
     -----------

     Inventories consist of spare parts used for repairs of towing equipment and vehicles. Inventory is stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

                                                                     (continued)

                      1-800-AutoTow, Inc. and Subsidiaries

                             March 31, 1999 and 1998



NOTE A - NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT
         ACCOUNTING POLICIES - Continued

     Property and Equipment
     ----------------------

     Property and equipment are recorded at cost, or fair value as of date of purchase under purchase accounting. Property and equipment under capital leases are stated at the present value of minimum lease payments. Expenditures for renewals and improvements that significantly extend the useful life of an asset are capitalized. Routine repairs and maintenance are expensed as costs are incurred. When assets are sold or retired, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is reflected in the statement of operations.

     Depreciation is determined using the straight-line method over the remaining estimated useful lives of the individual assets. Property and equipment held under capital leases are amortized straight-line over the shorter of the remaining lease term or estimated useful life of the asset.

     Goodwill
     --------

     Goodwill is being amortized on a straight-line basis over a period of 25 years. Accumulated amortization was $21,180 at March 31, 1999.

     On an ongoing basis, management reviews the valuation and amortization of goodwill. As part of this review, the Company estimates the value and future benefits of the net cash flows generated by the related subsidiaries to determine that no impairment has occurred.

     Income Taxes
     ------------

     The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

                                                                     (continued)

                      1-800-AutoTow, Inc. and Subsidiaries

                             March 31, 1999 and 1998




NOTE A - NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT
         ACCOUNTING POLICIES - Continued

     Comprehensive Income
     --------------------

     The Company does not presently have any elements of comprehensive income as outlined in SFAS No. 130, and consequently, there is no difference between net income (loss) and comprehensive income (loss).

     Segment Information
     -------------------

     The Company has only one single reporting segment as outlined in Statement of Financial Accounting Standards (FAS) No. 131. The Company's revenues are derived from customers located in the United States and all of the Company's long-lived assets are located in the United States.

     Per Share Amounts
     -----------------

     The Company's earnings per share is computed in accordance with Statement of Financial Accounting Standards (FAS) No. 128 "Earnings Per Share." FAS 128 requires the presentation of both basic and diluted EPS. Due to losses from continuing operations, the effect of convertible securities, stock options and warrants is anti-dilutive. Accordingly, the Company's presentation of diluted earnings per share is the same as that of basic earnings per share for all periods presented.

     For the period ended March 31, 1998, loss per share is computed by dividing net loss plus fair value of the shares issued to acquire Keey Corporation by the weighted average number of common shares outstanding during the period.

     Stock Options
     -------------

     Options granted under the Company's Stock Option Plan are accounted for under APB 25, "Accounting for Stock Issued to Employees," and related interpretations. In October 1995, the Financial Accounting Standards Board
     (FASB) issued Statement of Financial Accounting Standards (FAS) No. 123, "Accounting for Stock-Based Compensation," which requires additional pro-forma disclosures for companies that will continue to account for employee stock options under the intrinsic value method specified in APB 25 (see Note K).

                                                                     (continued)
                                     F-9

                      1-800-AutoTow, Inc. and Subsidiaries

                             March 31, 1999 and 1998



NOTE A - NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT
         ACCOUNTING POLICIES - Continued

     Fair Value of Financial Instruments
     -----------------------------------

     Financial instruments consist primarily of cash, accounts receivable, accounts payable and notes payable. The Company estimates that the fair value of its financial instruments approximates their carrying value at March 31, 1999 and 1998.

     New Accounting Pronouncements
     -----------------------------

     In June 1998, the FASB issued Statement of Financial Accounting Standards
     (FAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." FAS No. 133 established standards for accounting and reporting for derivative instruments and conforms the requirements for treatment of different types of hedging activities. This statement is effective for all fiscal quarters of years beginning after June 1999. Management does not expect this Statement to have a material impact on the Company's financial statements.

     In 1998, the AICPA issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 establishes standards for accounting for internal use software projects. This Statement is effective for financial statements for fiscal years beginning after December 15, 1998 for costs incurred in those fiscal years for all projects, including projects in progress when the SOP was adopted. Management does not expect this Statement to have a material impact on the Company's financial statements.

     In 1998, the AICPA issued Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 provides guidance on accounting for start-up costs and organization costs, which must be expensed as incurred. This Statement is effective for financial statements for fiscal years beginning after December 15, 1998. Management does not expect this Statement to have a material impact on the Company's financial statements.

     Use of Estimates
     ----------------

     In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

                      1-800-AutoTow, Inc. and Subsidiaries

                             March 31, 1999 and 1998


NOTE B - ACQUISITIONS

     On June 1, 1998, the Company acquired D&D Towing and Recovery, Inc., located in Tampa, Florida, for $348,675. Payment consisted of $20,000 cash and shares of common stock valued at $328,675. The total shares issued in consideration for the acquisitions are determined based on an initial fixed number of shares, certain post-closing adjustments and guaranteed minimum values per share as stated in the acquisition agreement. As of March 31, 1999, 131,470 of these shares have been issued. Subsequent to March 31, 1999 an additional 565,610 shares were issued pursuant to the share price provisions of the agreement, which satisfies all outstanding indebtedness of the Company pursuant to the agreement.

     On August 1, 1998, the Company acquired McGann & Chester, Inc., located in Pittsburgh, Pennsylvania, for $1,231,522. Payment consisted of $210,000 cash and shares of common stock valued at $1,021,522. The total shares issued in consideration for the acquisitions are determined based on an initial fixed number of shares, certain post-closing adjustments and guaranteed minimum values per share as stated in the acquisition agreement. As of March 31, 1999, 510,756 of these shares have been issued. Additional shares may be issued once final adjustments are made pursuant to provisions in the agreement that provide for the issuance of additional shares if the Company's stock price is not trading at $2.00 per share, subject to certain events.

     The acquisitions have been accounted for using the purchase method of accounting, and accordingly, the assets and liabilities of the Acquired Companies have been recorded at their estimated fair values at the dates of acquisition. The excess of the purchase price over the fair value of the net assets acquired has been recorded as goodwill and is being amortized on a straight-line basis over 25 years. The results of operations of the Acquired Companies have been included in the Company's results of operations from their respective acquisition dates.

                                                                     (continued)
                                     F-11

                      1-800-AutoTow, Inc. and Subsidiaries

                             March 31, 1999 and 1998


NOTE B - ACQUISITIONS - Continued

     The following unaudited pro forma financial information presents the combined results of operations as if all the acquisitions that have been made by the Company through Mach 31, 1999, had occurred as of April 1, 1998, after giving effect to purchase accounting adjustments. This pro forma financial information does not necessarily reflect the results of operations that would have occurred had a single entity operated during such period.

     Pro Forma Year Ended March 31, 1999 (unaudited):
     ------------------------------------------------

                                    Net revenue                 $     2,055,383
                                                                ===============
                                    Net loss                    $    (1,513,960)
                                                                ===============
                                    Loss per share              $          (.21)
                                                                ===============

     On March 30, 1998, the Company issued 1,140,138 shares of its common stock at $1.25 per share to acquire all of the issued and outstanding common stock of Keey Corporation, a public shell corporation having nominal assets, no liabilities and no operations (the "Merger"). The shares issued to Keey Corporation were treated as a deemed dividend for accounting purposes, with the per share value being determined on the basis of shares currently being sold in a private placement in process. Keey Corporation had no net monetary assets at the date of the Merger.

NOTE C - PROPERTY AND EQUIPMENT

     The following is a summary of property and equipment:

                                                         Useful Lives           1999              1998
                                                       ----------------    -------------     -------------

         Vehicles                                            5 years       $   1,147,130     $           -
         Machinery and other equipment                       5 years             170,306            13,872
         Furniture and fixtures                              5 years              22,730             4,550
                                                                           -------------     -------------
                                                                               1,340,166            18,422
         Less accumulated depreciation
           and amortization                                                      190,681               526
                                                                           -------------     -------------

                                                                           $   1,149,485     $      17,896
                                                                           =============     =============

                      1-800-AutoTow, Inc. and Subsidiaries

                             March 31, 1999 and 1998


NOTE D - LONG-TERM OBLIGATIONS

     Long-term obligations consist of the following at March 31:

                                                                                      1999            1998
                                                                                 -------------   -------------
         Subordinated Promissory Notes bearing interest at 10% interest per annum and interest is payable quarterly, with principal due one year from the date of the note. The Notes may be converted to the Company's common stock, at $1.00 per share at any time after the first anniversary of the notes before they are paid in full, contingent upon the Company becoming publicly traded. The notes were extended for an additional one-year period at the option of the Company with maturities through March 2000. On March 31, 1999 and 1998, respectively, $25,000
         of this amount, were due to a related party (see Note M).                 $ 120,000      $  120,000

         Unsecured Promissory Note bearing interest at 12% per annum with quarterly interest payments. The initial maturity period of the Note was six months from the date of the note and it has been extended for an additional six months with a due date of October 30, 1999. The holder also received 30,000 warrants with an exercise price of $0.01
         per share of common, which expire on October 30, 2000 (see Note L).         100,000               -

         Term loans, bearing interest ranging from 9% to 10.5%, payable in equal monthly installments with maturities through December 2003. Loans are
         secured by vehicles.                                                        275,167          16,888

         Capitalized leases, collateralized by fixed assets, bearing interest
         ranging from 9% to 22%, with maturities through February 2004               241,728               -

                                                                                                 (continued)

                      1-800-AutoTow, Inc. and Subsidiaries

                             March 31, 1999 and 1998



NOTE D - LONG-TERM OBLIGATIONS - Continued

                                                                                1999              1998
                                                                           -------------     -------------
         Revolving credit line with a financial institution,
         with a $62,500 credit limit, which bears
         interest at 12.5%.                                                $       3,665     $           -

                  Total                                                          748,560           136,888

              Less current portion                                               425,766            16,888
                                                                           -------------     -------------

                  Total long-term obligations                              $     322,794     $     120,000
                                                                           =============     =============

     Scheduled maturities of long-term obligations are as follows:

                                Year Ending
                                  March 31,
                                -----------

                                    2000                    $     425,766
                                    2001                          137,659
                                    2002                           84,754
                                    2003                           73,394
                                    2004                           26,987
                                                            -------------

                                                            $     748,560
                                                            =============
NOTE E - NOTES PAYABLE TO OFFICERS

     During fiscal 1999, the Company issued $55,700 of unsecured Notes Payable bearing interest at 8% per annum and due on demand, to officers of the Company (see Note M). At March 31, 1999, the outstanding balance on these notes was $48,200.

NOTE F - ACCRUED EXPENSES

     Accrued expenses consist of the following items at December 31:

                                                                        1999             1998
                                                                  --------------    -------------
                  Payroll and payroll related expenses            $      364,261    $           -
                  Professional fees                                       63,000                -
                  Other                                                   60,810           56,129
                                                                  --------------    -------------

                                                                  $      488,071    $      56,129
                                                                  ==============    =============

                      1-800-AutoTow, Inc. and Subsidiaries

                             March 31, 1999 and 1998

NOTE G - INCOME TAXES

     The Company has not provided any income tax expense (benefit) for the year ended March 31, 1999 and the period ended March 31, 1998, as the Company has incurred losses since inception.

     Deferred income taxes and benefits are provided for significant income and expense items recognized in different years for tax and financial reporting purposes. Temporary differences, which give rise to significant deferred tax assets or liabilities are shown as follows:

                                                                        1999             1998
                                                                  --------------    -------------
                           Start-up costs                         $      182,221    $     118,000
                           Accrued expenses                              138,678                -
                           Other deferred assets                          (3,063)               -
                           Net operating loss                            373,663                -
                                                                  --------------    -------------
                                                                         691,499          118,000

                           Less valuation allowance                      691,499          118,000
                                                                  --------------    -------------

                           Net deferred tax                       $            -    $           -
                                                                  ==============    =============

     The Company has net operating loss carryforwards for tax purposes of approximately $990,000, which will expire through 2019.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At March 31, 1999 and 1998, the Company recorded a full valuation allowance for the deferred tax assets.

     From date of inception through May 31, 1998, the Company had devoted substantially all of its efforts to fund raising and identification of companies for potential acquisition. Accordingly, planned revenue generating activities, which consist of the operations of acquired companies, had not yet commenced. Consequently, for tax purposes all expenditures that would otherwise have been deductible, were capitalized and began to be amortized over a five-year period starting June 1, 1999 at which time the Company acquired an operating company.

                      1-800-AutoTow, Inc. and Subsidiaries

                             March 31, 1999 and 1998


NOTE H - COMMITMENTS AND CONTINGENCIES

     Leases
     ------

     The Company leases certain facilities under non-cancelable operating leases, which expire on various dates through February 1, 2004. Rental expense under these leases for the year ended March 31, 1999 and 1998 was approximately $153,000 and $8,000 respectively. Future minimum rental payments required under these operating leases are as follows as of March 31, 1999:

                            Year Ending
                              March 31,
                            -----------

                               2000                       $       206,184
                               2001                               209,388
                               2002                               155,721
                               2003                                98,275
                               Thereafter                           6,900
                                                          ---------------

                                                          $       676,468
                                                          ===============
     Employment Contracts
     --------------------

     The Company has entered into employment agreements with some members of senior management, as well as previous owners or key employees of the companies acquired. Certain of these agreements contain change in control provisions that would entitle the individual to receive his annual salary plus certain benefits for the remaining term of the agreement. The terms of these agreements range through July 2003.

     Consulting Contracts
     --------------------

     The Company has entered into certain agreements with consultants for the provision of services relating to capital raising and investor relations activities. The terms of these agreements range through January 2000. At March 31, 1999, the Company had future minimum commitments under these agreements of approximately $62,000.
                                                                     (continued)

                      1-800-AutoTow, Inc. and Subsidiaries

                             March 31, 1999 and 1998



NOTE H - COMMITMENTS AND CONTINGENCIES - Continued

     Litigation
     ----------

     In connection with a contemplated acquisition, the Company has sued three individuals from the target Company (who became employees) for misappropriation of trade secrets and breach of contract. The Company has been sued by the employees for breach of contract relating to an allegedly binding letter of intent, fraud in the inducement, negligent misrepresentation, and breach of employment agreements. The plaintiffs are seeking payment of a deposit of $200,000 under the letter of intent, and are also seeking damages in excess of $15,000. The parties have agreed to binding arbitration before the American Arbitration Association, which is expected to take place in late 1999. The Company intends to vigorously defend the claim.

NOTE I - STOCKHOLDERS' EQUITY

     Through a private placement commencing on July 21, 1998, the Company issued 9,000 shares of Series A 7% Cumulative Convertible Preferred stock (the "Preferred Stock") at $50 per share for $450,000 (less issuance costs of $45,000) and 150,005 warrants to purchase stock at $4.50 per share. Each share of the Preferred Stock is entitled to convert into Common Stock on a
     16.667 to 1 basis. The Preferred Stock is convertible until, July 20, 2001, subject to certain events. A 7% dividend on the Preferred Stock is payable in cash or Common Stock, at the Company's option, on a quarterly basis on predetermined dividend dates, during the first year. After July 21, 1999 the dividend shall be 12% for all unconverted Preferred Stock.

     In October 1998 and January 1999, respectively, the Company declared dividends of $5,839 and $7,940, payable in 7,472 and 16,879 shares of common stock, respectively, to its Series A 7% Cumulative Convertible Preferred Stock holders and had distributed 7,472 of these shares as dividends as of March 31, 1999.

     At various dates during fiscal 1999, as part of the financing of certain acquisitions discussed in Note B, the Company issued 642,226 shares of common stock.

     During fiscal 1999, the Company issued 160,000 shares of its common stock, with values ranging from $.27 to $.81 per share, in exchange for a variety of services including investor relations, advertising and capital raising activities.
                                                                     (continued)
                                     F-17

                      1-800-AutoTow, Inc. and Subsidiaries

                             March 31, 1999 and 1998



NOTE I - STOCKHOLDERS' EQUITY - Continued

     In fiscal 1999, the Company issued 872,653 shares of common stock to investors for $224,710 (net of issuance costs of $2,948).

     In relation to a penalty clause in an acquisition agreement, the Company issued 68,180 shares of common stock.

NOTE J - OPTIONS AND WARRANTS

     In connection with the preferred stock offering, the Company has agreed to issue 150,005 warrants exercisable at $4.50 per share, to preferred stock holders. These warrants are immediately exercisable and expire on July 20, 2001 and are callable at the option of the Company.

     In connection with a private placement, the Company has agreed to issue 12,000 warrants exercisable at $4.50 per share, to placement agents. These warrants are exercisable immediately and expire on July 20, 2001 and are callable at the option of the Company.

     In connection with a Note Payable, the Company issued 30,000 warrants exercisable at $0.01 per share which expire in October 2000.

     During fiscal 1999, the Company issued 3,000 and 12,000 warrants to an employee and director of the Company, exercisable at $1.25 and $2.50 per share, respectively. These warrants are exercisable commencing on May 1, 1999 and July 27, 1999, respectively, and expire in 2003.

     During 1998, the Company issued 31,769 warrants pursuant to consulting agreements. The warrants are exercisable from April 17, 1998 through May 26, 1999 and expire through May 2003.

                      1-800-AutoTow, Inc. and Subsidiaries

                             March 31, 1999 and 1998


NOTE K - STOCK OPTION PLAN

     On October 2, 1997 (amended December 22, 1997), the Company adopted the 1-800-AutoTow, Inc. 1997 Stock Option Plan (the "1997 Plan") under which 2,500,000 shares of the Company's common stock are reserved for issuance. The 1997 Plan provides for the granting of either incentive stock options ("ISO's") to employees of the Company or non-qualified stock options ("NSO's"), to purchase shares of the Company's common stock to officers, directors and employees of the Company and to non-employee consultants and independent contractors.

     The option price per share of ISO's granted is determined by the Stock Option Committee, but may not be less than fair market value, or in the case of a 10% or greater stockholder, at less than 110% of fair market value. The option price of NSO's is also set by the Stock Option Committee at a value not less than the par value of the Company's common stock ($.001 per share). Stock options vest pursuant to the individual stock option agreements. In general, options expire 10 years from date of grant (5 years for options granted to 10% stockholders).

     The fair value of each option grant was estimated on the date of the grant using a Black-Scholes option-pricing model. The assumptions used for the computation for the period from September 2, 1997 (inception) through March 31, 1998 are: the risk free interest rate is 5.80 percent, expected market price volatility factor of 0 percent; the expected life of the option is the term of expiration; and the common stock will pay no dividends. The assumptions used for the computation for the period from April 1, 1998 through March 31, 1999 are: the risk free interest rate ranges from 5.32% to 6.22%, expected market price volatility factor ranging from 47.54% to 56.76%; the expected life of the option is approximately one-half of the term; and the common stock will pay no dividends.

                                                                     (continued)
                                     F-19

                      1-800-AutoTow, Inc. and Subsidiaries

                             March 31, 1999 and 1998


NOTE K - STOCK OPTION PLAN - Continued

     A summary of the activity of the Company's stock options during the year ended March 31, 1999 and the period ended March 31, 1998 is presented below:

                                                      1999                              1998
                                        --------------------------------  ----------------------------------
                                                             Weighted-                           Weighted-
                                                              Average                             Average
                                                              Exercise                            Exercise
                                            Shares             Price           Shares               Price
                                        -------------     --------------  --------------      --------------
         Outstanding at the
           beginning of year                   50,500     $        1.25                -      $          -
         Granted                              290,292              1.38           54,500              1.25
         Exercised                                  -                 -                -                 -
         Forfeited                            (17,500)             1.42           (4,000)             1.25
                                        -------------                      -------------

         Outstanding at end
           of year                            323,292              1.36           50,500              1.25
                                        =============                      =============

     A summary of options outstanding under the Company's stock option plan is presented below:

                                                               Weighted Average             Weighted
                                         Outstanding at         Remaining Life            Average Grant
                                            March 31,                Years               Date Fair Value
                                         --------------        ----------------          ---------------
                  1999                        323,292                 9.13                    0.71
                  1998                         50,500                 9.71                    0.37

     The range of exercise prices for options outstanding at March 31, 1999 was $1.25 to $2.50. At March 31, 1999, 55,792 of these options were exercisable.

                                                                     (continued)
                                     F-20

                      1-800-AutoTow, Inc. and Subsidiaries

                             March 31, 1999 and 1998


NOTE K - STOCK OPTION PLAN - Continued

     The Company has adopted the disclosure-only provisions of SFAS No. 123 "Accounting for Stock Based Compensation." Accordingly, no compensation cost has been recognized for the Plan. Had compensation cost for the Plan been determined based on fair value at the grant dates for the awards consistent with the provisions of SFAS No. 123, the Company's net loss would have been increased to the pro forma amounts indicated below:

                                                               Period Ended        Period Ended
                                                                 March 31,            March 31,
                                                                   1999                 1998
                                                              ---------------     ---------------
                  Net loss:
                      As reported                             $    (1,548,486)    $      (312,793)
                                                              ===============     ===============

                      Pro forma                               $    (1,593,721)    $      (312,939)
                                                              ===============     ===============

                  Per share:
                      As reported                             $         (0.21)    $         (0.34)
                                                              ===============     ===============

                      Pro forma                               $         (0.22)    $         (0.34)
                                                              ===============     ===============

NOTE L - CONCENTRATIONS

     The Company had sales of approximately $447,000 to one customer, which approximated 30% of total revenues for the year ended March 31, 1999. This same customer's balance of approximately $64,000 due to the Company represents approximately 43% of the Company's total accounts receivable balance at March 31, 1999. Sales to this customer are pursuant to a contractual agreement, which expires on December 31, 1999. Management believes that its relationship with this customer is good, and has no reason to believe that the agreement will not be renewed. No assurance can be given, however, that the agreement will be renewed upon expiration.

NOTE M - RELATED PARTIES

     The Company leases certain of its facilities from employees of the Company. The terms of these leases expire through 2003. Future minimum commitments under these leases are approximately $588,000.

     The Company issued a $25,000 Subordinated Promissory Note (see Note D) to an officer of the Company.

     Notes Payable due on demand were issued to certain officers of the Company (see Note E)

                      1-800-AutoTow, Inc. and Subsidiaries

                             March 31, 1999 and 1998


NOTE N - YEAR 2000

     The Year 2000 issue related to limitations in computer systems and applications that may prevent proper recognition of the Year 2000. The potential effect of the Year 2000 issue on the Company and its business partners will not be fully determinable until the Year 2000 and thereafter. If the Year 2000 modifications are not properly completed either by the Company or entities with which the Company conducts business, the Company's revenues and financial conditions could be adversely impacted.

NOTE O - SUBSEQUENT EVENTS

     Financings
     ----------

     During May 1999, the Company issued $250,000 in Promissory Notes to various investors. The Notes bear interest at a rate of 12% per annum and mature in six months from the date of issuance. The investors in these notes also received an aggregate of 250,000 warrants exercisable at $0.10 per share.

     On August 6, 1999, the Company entered into a Loan and Security Agreement with a financial institution for a term of five years with annual renewals at the discretion of the lender. This agreement consists of a line of credit with a limit up to $1,000,000, secured by the Company's eligible receivables (as defined in the agreement), plus three term loans amounting to $4,098,233, collateralized by the Company's machinery, equipment and/or real estate. The line of credit and one of the term loans bear interest at a rate of prime plus 1.5% per annum. Two of the term loans bear interest at an annual rate of prime plus 3.0%.

     In connection with the closing of the Loan and Security Agreement, 800,000 shares of Common Stock were issued to the lender. The value of those shares will be accounted for as a financing cost.

     Private Placements
     ------------------

     On August 6, 1999, the Company sold 363,723 shares of Series B 8% Cumulative Convertible Preferred Stock (the "Preferred Stock") with a Stated Value of $10.00 per share, which resulted in proceeds of $2,418,034 to the Company (net of expenses of $281,966). Each share of the Preferred Stock is entitled to convert, at the option of the holder, into the number of shares of Common Stock obtained by dividing the Stated Value by the Conversion Price in effect at the time of conversion. The initial Conversion Price is $0.15 which is adjustable, subject to certain events. An 8% dividend on the Preferred Stock is payable semi-annually on predetermined dividend dates.

     The investor group in Series B Preferred Stock also received 4,838,202 warrants exercisable at $1.50 per share. These warrants are exercisable commencing on August 6, 1999 and expire in August 5, 2005.


                                                                     (continued)

                      1-800-AutoTow, Inc. and Subsidiaries

                             March 31, 1999 and 1998



NOTE O - SUBSEQUENT EVENTS - Continued

     Pursuant to the agreement, the Series B Preferred Stock investor group can designate three members to the Board of Directors of the Company.

     Acquisitions
     ------------

     In connection with the debt and equity financing completed on August 6, 1999, the Company used some of the funds obtained to complete the purchase of eight additional businesses (which had previously closed in escrow). The aggregate purchase price was approximately $8,000,000, and it was composed of approximately $4,100,000 in cash, $2,700,000 in stock, and $1,200,000 in notes payable.

     Issuance of Common Stock
     ------------------------

     Subsequent to year end, the Company has issued 391,500 common shares to various consultants in exchange for various services.

     In August 1999, the Company issued 510,788 common shares to various members current or previous management as compensation.

     In August 1999, the Company issued 125,000 shares of common stock to a director of the Company for expenses incurred related to the Series B Preferred Stock financing.

     In July 1999, the Company issued 37,898 shares of common stock as dividend payment to Series A Preferred Stock investors.

     At various dates subsequent to year end, as part of the financing of certain acquisitions discussed in Note B and Note O, the Company issued 5,107,793 shares of common stock.

                         REPORT OF INDEPENDENT CERTIFIED
                               PUBLIC ACCOUNTANTS



Board of Directors
McGann & Chester, Inc.

We have audited the accompanying balance sheet of McGann & Chester, Inc. (the "Company") as of December 31, 1997, and the related statement of operations, statement of stockholders' equity, and statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McGann & Chester, Inc. as of December 31, 1997, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.


/s/ GRANT THORNTON LLP


Miami, Florida
July 30, 1999

                             McGann & Chester, Inc.

                                  BALANCE SHEET

                                December 31, 1997


                                     ASSETS

Current assets
     Cash                                                                          $        22,887
     Accounts receivable                                                                    88,528
     Prepaid expenses                                                                       12,787
     Other current assets                                                                    2,069
                                                                                   ---------------

                  Total current assets                                                     126,271

Property and equipment, net                                                                117,029

OTHER ASSETS
     Due from related party                                                                 11,454

                                                                                   ---------------
                                                                                   $       254,754
                                                                                   ===============


                      LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities
     Current portion of long-term obligations                                      $       149,083
     Accounts payable                                                                       36,692
     Accrued expenses and other liabilities                                                 59,741
                                                                                   ---------------

                  Total current liabilities                                                245,516

LONG-TERM OBLIGATIONS                                                                      164,961

Commitments (Note C)                                                                             -

Stockholders' DEFICIT
     Common stock $100 par value; 1,000 shares authorized,
       50 shares issued and outstanding                                                      5,000
     Additional paid-in capital                                                             26,710
     Accumulated deficit                                                                  (187,433)
                                                                                   ---------------

                  Total stockholders' deficit                                             (155,723)
                                                                                   ---------------

                                                                                   $       254,754
                                                                                   ===============

The accompanying notes are an integral part of this statement.

                             McGann & Chester, Inc.

                             STATEMENT OF OPERATIONS

                          Year Ended December 31, 1997


Net revenue                                                  $     1,343,792
Cost of revenue                                                      593,754
                                                             ---------------

                  Gross profit                                       750,038

Selling, general and administrative expenses                         788,828
Depreciation and amortization                                         92,030
                                                             ---------------

                  Loss from operations                              (130,820)
                                                             ---------------

Other income (expense)
     Interest expense                                                (29,741)
     Other                                                            83,431
                                                             ---------------
                  Net loss                                   $       (77,130)
                                                             ===============

The accompanying notes are an integral part of this statement.

                             McGann & Chester, Inc.

                       STATEMENT OF STOCKHOLDERS' DEFICIT

                          Year Ended December 31, 1997


                                        Common Stock
                             -------------------------------      Additional                             Total
                                Number of                          Paid-In         Accumulated       Stockholders'
                                 Shares            Amount          Capital            Deficit           Deficit
                             -------------     -------------    -------------     --------------   --------------
Balance at
  December 31,
    1996                                50     $       5,000    $      26,710     $    (110,303)   $     (78,593)

Net loss                                 -                 -                -           (77,130)         (77,130)
                             -------------     -------------    -------------     -------------    -------------

Balance at
  December 31,
  1997                                  50     $       5,000    $      26,710     $    (187,433)   $    (155,723)
                             =============     =============    =============     =============    =============

The accompanying notes are an integral part of this statement.

                             McGann & Chester, Inc.

                             STATEMENT OF CASH FLOWS

                          Year Ended December 31, 1997

Cash flows from operating activities:
    Net loss                                                                                     $       (77,130)
    Adjustments to reconcile net loss to net cash
      used in operating activities:
       Depreciation                                                                                       89,265
       Amortization                                                                                        2,765
       Gain on sale of assets                                                                            (42,252)
       Changes in operating assets and liabilities:
          Accounts Receivable                                                                             (5,673)
          Prepaid expenses                                                                                 4,723
          Inventory                                                                                       19,112
          Other current assets                                                                               696
          Due from related parties                                                                        43,959
          Accounts payable                                                                                22,361
          Accrued expenses and other current liabilities                                                  40,796
                                                                                                 ---------------

              Net cash provided by operating activities                                                   98,622
                                                                                                 ---------------

Cash flows from investing activities:
    Purchases of property and equipment                                                                 (278,583)
    Proceeds from the sale of fixed assets, net                                                          121,037
                                                                                                 ---------------

              Net cash used in investing activities                                                     (157,546)
                                                                                                 ---------------

Cash flows from financing activities:
    Net borrowings under line of credit                                                                   69,630
                                                                                                 ---------------

              Net cash provided by financing activities                                                   69,630
                                                                                                 ---------------

Net increase in cash                                                                                      10,706

Cash, beginning of year                                                                                   12,181
                                                                                                 ---------------

Cash, end of year                                                                                $        22,887
                                                                                                 ===============


Supplemental disclosure of cash flow information:
    Cash paid during the year for:
    Interest                                                                                     $        29,741
                                                                                                 ===============

The accompanying notes are an integral part of this statement.

                             McGann & Chester, Inc.

                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 1997


NOTE A - NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT
         ACCOUNTING POLICIES

     McGann & Chester, Inc. (the "Company") is a corporation formed in 1988, pursuant to the laws of the State of Pennsylvania. The Company is in the business of towing and repairing vehicles and is located in Pittsburgh, Pennsylvania.

     Revenue Recognition
     -------------------

     The Company's revenue is derived from customers who require towing service, and fees related to vehicles, such as impound, repair and storage fees. Towing and recovery revenue is recognized at the completion of each engagement, and fees are recorded when the service is performed. Expenses related to the generation of revenue are recognized as incurred.

     Property and Equipment
     ----------------------

     Property and Equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from five to seven years. Routine repairs and maintenance are expensed as incurred.

     Income Taxes
     ------------

     As of August 1, 1988, the Company has elected to be taxed under provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the shareholders are liable for individual federal and state income taxes on their respective share of the Company's taxable income.

     Use of Estimates
     ----------------

     In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accompanying notes are an integral part of this statement.

                             McGann & Chester, Inc.

                                December 31, 1997


NOTE B - PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following as of December 31, 1997:
                      Towing equipment                                   $       498,833
                      Machinery and other equipment                              191,805
                      Furniture and fixtures                                       6,163
                      Leasehold improvements                                       7,215
                                                                         ---------------
                                                                                 704,016

                      Less accumulated depreciation                              586,987
                                                                         ---------------

                                                                         $       117,029
                                                                         ===============

NOTE C - COMMITMENTS

     Leases
     ------

     The Company leases certain facilities under a non-cancelable operating lease, which expires on July 31, 2003 (see Note F). Rental expense under this lease for the year ended December 31, 1997 was approximately $26,000.
     Future minimum rental payments required under this operating lease is as follows as of December 31, 1997:

                            Year Ending
                            December 31,
                            ------------
                                1998                                     $        55,794
                                1999                                              97,500
                                2000                                              97,500
                                2001                                              97,500
                                Thereafter                                       154,375
                                                                         ---------------

                                                                         $       502,669
                                                                         ===============

The accompanying notes are an integral part of this statement.

                             McGann & Chester, Inc.

                                December 31, 1997


NOTE D - LONG-TERM OBLIGATIONS

     In October 15, 1997, the Company entered into an agreement with a financial institution which provides for a line of credit of up to $75,000, bearing interest at a fixed rate of 9.75% and which matures and was paid in full on October 15, 1998. The line of credit is collateralized by all account receivables and various property. The Company had borrowed $69,630 under the line of credit at December 31, 1997.

     Long-term obligations is comprised of the following at December 31, 1997:
              Line of credit, fixed interest of 9.75%, with maturity at October
              15, 1998, collateralized by accounts receivable and property.               $         69,630

              Term loans, bearing interest ranging from 10.25% to 10.5%, payable in equal monthly installments with maturities through October
              2002. Loans are collateralized by property.                                          239,650

              Capital leases                                                                         4,764
                                                                                          ----------------

                           Total                                                                   314,044

              Less current portion                                                                 149,083
                                                                                          ----------------

                           Total long-term obligations                                    $        164,961
                                                                                          ================

     Minimum payment required on long-term obligations subsequent to December 31, 1997 are:

                                    1998                        $        149,083
                                    1999                                  82,814
                                    2000                                  56,809
                                    2001                                  19,690
                                    Thereafter                             5,648
                                                                ----------------

                                                                $        314,044
                                                                ================
The accompanying notes are an integral part of this statement.

                             McGann & Chester, Inc.

                                December 31, 1997


NOTE E - CONCENTRATIONS

     The Company had sales of approximately $672,000 to one customer, which approximated 50% of total revenues for the year ended December 31, 1997. This same customer's balance of approximately $51,000 due to the Company represents approximately 58% of the Company's total accounts receivable balance at December 31, 1997. The sales to this customer are pursuant to a contractual agreement, which expires on December 31, 1999.

NOTE F - RELATED PARTIES

     Lease

     The facilities under a non-cancelable operating lease, as described in Note C, are owned by the shareholders of the Company.

     Due from Related Party

     The due from related party consists of monies owed by McGann & Chester Auto Sales, which is owned by the shareholders of the Company.

NOTE G - YEAR 2000

     The Year 2000 issue related to limitations in computer systems and applications that may prevent proper recognition of the Year 2000. The potential effect of the Year 2000 issue on the Company and its business partners will not be fully determinable until the Year 2000 and thereafter. If the Year 2000 modifications are not properly completed either by the Company or entities with which the Company conducts business, the Company's revenues and financial conditions could be adversely impacted.

NOTE H - SUBSEQUENT EVENT

     In August 1998, the Company was acquired by 1-800 AutoTow, Inc.

The accompanying notes are an integral part of this statement.

                         REPORT OF INDEPENDENT CERTIFIED
                               PUBLIC ACCOUNTANTS



Board of Directors
D&D Towing and Recovery, Inc.

We have audited the accompanying balance sheet of D&D Towing and Recovery, Inc. (the "Company") as of December 31, 1997, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D&D Towing and Recovery, Inc. as of December 31, 1997, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.


/s/ GRANT THORNTON LLP


Miami, Florida
August 6, 1999

                          D&D Towing and Recovery, Inc.

                                  BALANCE SHEET

                                December 31, 1997


                                     ASSETS

Current assets
     Cash                                                                     $        12,171
     Accounts receivable                                                                6,626
     Other current assets                                                                 412
                                                                              ---------------

                  Total current assets                                                 19,209

Property and equipment, net                                                           269,707
                                                                              ---------------

                                                                              $       288,916
                                                                              ===============


                      LIABILITIES AND STOCKHOLDER'S EQUITY


Current liabilities
     Current portion of long-term obligations                                 $        44,226
     Current portion of capital lease obligations                                      28,821
     Accounts payable                                                                  22,601
     Due to related party                                                              42,100
     Accrued expenses and other liabilities                                             4,364
                                                                              ---------------

                  Total current liabilities                                           142,112

LONG TERM OBLIGATIONS, less current portion                                            47,901

CAPITAL LEASE OBLIGATIONS, less current portion                                        96,905

Stockholder's equity
     Common stock $1 par value; 500 shares authorized,
       500 shares issued and outstanding                                                  500
     Additional paid-in capital                                                        88,830
     Accumulated Deficit                                                              (87,332)
                                                                              ---------------

                  Total stockholder's equity                                            1,998
                                                                              ---------------

                                                                              $       288,916
                                                                              ===============

The accompanying notes are an integral part of this statement.

                          D&D Towing and Recovery, Inc.

                             STATEMENT OF OPERATIONS

                          Year Ended December 31, 1997

Net revenue                                                    $       386,955
Cost of revenue                                                        216,612
                                                               ---------------

                  Gross profit                                         170,343

Selling, general and administrative expenses                           201,153
Depreciation and amortization                                           54,656
                                                               ---------------

                  Loss from operations                                 (85,466)
                                                               ---------------

Other income (expense)
     Interest expense                                                  (19,355)
     Other                                                               2,103
                                                               ---------------

                  Net loss                                     $      (102,718)
                                                               ===============

The accompanying notes are an integral part of this statement.

                          D&D Towing and Recovery, Inc.

                        STATEMENT OF STOCKHOLDER'S EQUITY

                          Year Ended December 31, 1997


                                        Common Stock
                             -------------------------------     Additional                            Total
                                Number of                          Paid-In          Accumulated     Stockholder's
                                 Shares            Amount          Capital            Deficit           Equity
                             -------------     -------------    -------------     --------------   -------------
Balance at
  December 31,
  1996                                 500     $         500    $      63,397     $      15,386    $      79,283

Contribution of
  property                               -                 -           25,433                 -           25,433

Net loss                                 -                 -                -          (102,718)        (102,718)
                             -------------     -------------    -------------     -------------    -------------
Balance at
  December 31,
  1997                                 500     $         500    $      88,830     $     (87,332)   $       1,998
                             =============     =============    =============     =============    =============


The accompanying notes are an integral part of this statement.

                          D&D Towing and Recovery, Inc.

                             STATEMENT OF CASH FLOWS

                          Year Ended December 31, 1997


Cash flows from operating activities:
    Net loss                                                                                     $      (102,718)
    Adjustments to reconcile net loss to net cash
      provided by operating activities:
       Depreciation                                                                                       51,656
       Amortization                                                                                        3,000
       Gain on sale of assets                                                                             (2,103)
       Changes in operating assets and liabilities:
          Accounts Receivable                                                                             (4,068)
          Other current assets                                                                            15,297
          Accounts payable                                                                                16,949
          Accrued expenses                                                                                 4,636
          Due to related party                                                                            42,100
                                                                                                 ---------------

              Net cash provided by operating activities                                                   24,749
                                                                                                 ---------------

Cash flows from investing activities
    Purchases of property and equipment                                                                  (49,273)
    Proceeds from the sale of fixed assets                                                               121,030
                                                                                                 ---------------

              Net cash provided by investing activities                                                   71,757
                                                                                                 ---------------

Cash flows from financing activities:
    Net payments under lines of credit                                                                    (9,849)
    Payments of notes payable                                                                            (74,486)
                                                                                                 ---------------

              Net cash used in financing activities                                                      (84,335)
                                                                                                 ---------------

Net increase in cash                                                                                      12,171

Cash, beginning of year                                                                                        -
                                                                                                 ---------------

Cash, end of year                                                                                $        12,171
                                                                                                 ===============


Supplemental disclosure of cash flow information:
    Cash paid during the year for:
    Interest                                                                                     $        13,294
                                                                                                 ===============

The accompanying notes are an integral part of this statement.

                          D&D Towing and Recovery, Inc.

                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 1997


NOTE A - NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT
         ACCOUNTING POLICIES

     D&D Towing and Recovery, Inc. (the "Company") is a corporation formed in 1988, pursuant to the laws of the State of Florida. The Company is in the business of towing vehicles and is located in Tampa, Florida.

     Revenue Recognition
     -------------------

     The Company's revenue is derived from customers who require towing service, and fees related to vehicles, such as impound and storage. Towing and recovery revenue is recognized at the completion of each engagement, and fees are recorded when the service is performed. Expenses related to the generation of revenue are recognized as incurred.

     Property and Equipment
     ----------------------

     Property and Equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from five to seven years. Routine repairs and maintenance are expensed as incurred.

     Income Taxes
     ------------

     As of December 8, 1993, the Company has elected to be taxed under provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the shareholder is liable for individual Federal and state income taxes on the Company's taxable income.

     Use of Estimates
     ----------------

     In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accompanying notes are an integral part of this statement.

                          D&D Towing and Recovery, Inc.

                                December 31, 1997


NOTE B - PROPERTY AND EQUIPMENT

     Property and equipment consist of the following as of December 31, 1997:
                         Towing equipment                                $     226,174
                         Vehicles                                               74,147
                         Machinery and other equipment                          15,262
                         Furniture and fixtures                                  8,506
                         Leasehold improvements                                 19,443
                                                                         -------------

                                                                               343,532

                         Less accumulated depreciation                          73,825
                                                                         -------------

                                                                         $     269,707
                                                                         =============

     During 1997, the Company sold vehicles, received proceeds of $121,030, and recorded a gain on the sale of $2,103.

NOTE C - LONG-TERM OBLIGATIONS

     The Company has an agreement with a financial institution which provides for a line of credit of up to $25,000, bearing interest at the prime rate plus 2% (10.5% at December 31, 1997). The line of credit is collateralized by property. The Company had $13,573 outstanding on the line of credit at December 31, 1997.

     The Company has an agreement with a financial institution which provides for a line of credit of up to $62,500, bearing interest at 12.5%. The line of credit is unsecured. The Company had $6,091 outstanding on the line of credit at December 31, 1997.


The accompanying notes are an integral part of this statement.

                          D&D Towing and Recovery, Inc.

                                December 31, 1997


NOTE C - LONG-TERM OBLIGATIONS - Continued

     Long-term obligations is comprised of the following at December 31, 1997:
                  Line of credit, interest at the prime rate plus 2% (10.5% at
                  December 31, 1997), collateralized by certain property.           $      13,573

                  Line of credit, interest at 12.5%, unsecured.                             6,091

                  Term loans, bearing interest ranging from 8.99% to 9.95%,
                  payable in equal monthly installments with maturities through
                  February 26, 2000. Loans are collateralized by property.                 72,463
                                                                                    -------------
                           Total                                                           92,127

                  Less current portion                                                     44,226
                                                                                    -------------

                                                                                    $      47,901
                                                                                    =============

     Minimum payment required on long-term obligations subsequent to December 31, 1997 are:

                                    1998                        $      44,226
                                    1999                               26,758
                                    2000                               18,903
                                    2001                                2,240
                                                                -------------

                                                                $      92,127
                                                                =============
The accompanying notes are an integral part of this statement.

                          D&D Towing and Recovery, Inc.

                                December 31, 1997


NOTE D - CAPITAL LEASE OBLIGATIONS

     The Company has acquired vehicles under the provisions of long-term leases. These leases bear interest ranging from 9.95% to 17.35%, payable in equal monthly installments with maturities through July 8, 2002. Leases are collateralized by property. The future minimum lease payments under the capital leases at December 31, 1997 are as follows:

                           1998                                            $      40,976
                           1999                                                   40,976
                           2000                                                   36,590
                           2001                                                   28,136
                           2002                                                    7,897
                                                                           -------------

                                    Total                                        154,575

                           Less: Imputed interest                                 28,849
                                                                           -------------

                                    Total minimum lease payments                 125,726

                           Current maturities of capital leases                   28,821
                                                                           -------------
                           Long-term capital leases less current
                             maturities                                    $      96,905
                                                                           =============

NOTE E - RELATED PARTIES

     Facilities
     ----------

     The facilities used for the Company's operations are owned by the shareholder of the Company. Rent expense was $41,400 for the year ended December 31, 1997. This amount is included in the balance sheet caption "Due to Related Party".

     Credit Card
     -----------

     The shareholder of the Company used his own personal credit card for business purposes. The balance of the card at December 31, 1997 of approximately $700 is included in the balance sheet caption "Due to Related Party".

The accompanying notes are an integral part of this statement.

                          D&D Towing and Recovery, Inc.

                                December 31, 1997




NOTE F - YEAR 2000

     The Year 2000 issue related to limitations in computer systems and applications that may prevent proper recognition of the Year 2000. The potential effect of the Year 2000 issue on the Company and its business partners will not be fully determinable until the Year 2000 and thereafter. If the Year 2000 modifications are not properly completed either by the Company or entities with which the Company conducts business, the Company's revenues and financial conditions could be adversely impacted.

NOTE G - SUBSEQUENT EVENT

     In June 1998, the Company was acquired by 1-800 AutoTow, Inc.


The accompanying notes are an integral part of this statement.

THE DIRECTOR'S
D&D TOWING & RECOVERY INC.
TAMPA,  FL 33611

AUGUST 10, 1999

I have compiled the accompanying Balance Sheet as at March 31, 1998 and the related Statement of Operations, Cash Flows and Stockholder's equity for the twelve months then ended, in accordance with statements on standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compi1ation is limited to presenting in the form of financial statements, information that is the representation of management. I have not audited or reviewed them and according1y do not express an opinion or any other form of assurance on them.

Michael O. Reedy
Certified Public Accountant

                              D&D TOWING & RECOVERY
                          BALANCE SHEET AS AT 03/31/98

ACCOUNTS RECEIVABLE                                 7,226
PREPAID EXPENSE                                       736
TOTAL CURRENT ASSETS                                               7,962

P.P.E                                             343,533
ACCUMULATED DEP'N                                  91,002
N.B.V.                                                           252,531
DEPOSITS                                                             412

TOTAL ASSETS                                                                    260,905

OVERDRAFT                                           1,339
ACCOUNTS PAXABLE                                    9,798
ACCRUED INTEREST                                    2,623
CURRENT INST. L'T DEBT                             49,369

TOTAL CURRENT LIABILTTIES                                         63,129

LONG TERM DEBT                                     92,126
CAPITAL LEASES                                    120,025

TOTAL LIABILITIES                                                275,280
SHARE CAPITAL                                         500
ADDITIONAL CAPITAL                                 88,830
DISTRIBUTIONS                                     -20,536
CURRENT EARNINGS                                    4,162
RETAINED EARNINGS                                 -87,331
TOTAL STOCKHOLDERS EQUITY                                        -14,375

TOTAL LIAB/STOCKH. EQUITY                                                       260,905


                       SEE ACCOUNTANT'S COMPILATION REPORT

                            D&D TOWING & RECOVERY INC
                        STATEMENT OF OPERATIONS 03/31/98

      NET REVENUE                          118,944
      DIRECT EXPENSE                        66,010
      GROSS MARGIN                          52,934
      ADMIN EXPENSES                        48,772
      OPERATING PROFIT                       4,162
      INCOME TAX EXPENSE                         0
      NET INCOME                             4,162

                       SEE ACCOUNTANT'S COMPILATION REPORT

                            D&D TOWING & RECOVERY INC
                             SUPPLEMENTARY SCHEDULE

ACCOUNTING                           1,273
BANK CHARGES                           329
ADVERTISING                            374
GAS & OIL                            7,064
DUES                                    55
INTEREST EXPENSE                     6,987
TRAINING                             2,783
WATER SUPPLY                           152
OFFICE EXPENSE                         432
PAYROLL TAXES                          619
TELEPHONE EXPENSE                    1,706
UTILITIES                              865
LICENSES                               486
REPA IRS                                83
DEPRECIATION                        17,177
UNIFORMS                             1,326
INSURANCES                           5,001
PAGERS                                 143
TRAVEL                                 398
HEALTH INSURANCE                       171
PAYROLL PROCESSING                     160
SECURITY                               133
JANI TORIAL                          1,005


TOTAL                               48,772

                           D&D TOWING & RECOVERY INC.
                        STATEMENT OF CASH FLOWS 03/31/98



CASH FLOWS FROM OPERATIONS

net income from operations                   4,162

adjustments to reconcile
N/I to cash flows/oper.

Depreciation                                17,177

increase in prepaids                          -736
decrease in payables                        -8,840
increase in receivables                       -600
increase in deposits
decrease in debt                            -2,798


net cash flow from ops.                                8,365


CASH FLOWS FROM  FINANCING
dividend distribution                                -20,536

NET INCREASE IN CASH & EQUIV                         -12,171

CASH - BEGINNING BALANCE                              12,171

CASH & EQUIV - YEAR END                                    0


                       SEE ACCOUNTANTS CONPILATION REPORT

                            D&D TOWING & RECOVERY INC
                          STOCKHOLDERS EQUITY 03/31/98

share capital 01/01/98                                                       500
paid in capital 01/01/98                                                  88,830
retained deficit 01/01/98                                                -87,331
TOTAL:                                                                     1,999

1ST QUARTER NET EARNINGS                                                   4,162
CONTRIBUTED BY STOCKHOLDER                                                     0
DIVIDEND DISTRIBUTION                                                    -20,536

STOCKHOLDER'S EQUITY 12/31/98                                            -14,375



                       SEE ACCOUNTANT'S COMPILATION REPORT

                        NOTES TO THE FINANCIAL STATEMENTS


The company was formed in 1988 and performs towing services as well as light mechanical repairs for the automotive industry. Revenue is recognized when services are performed and expenses recognized when incurred.

The company's equipment is financed primarily through capitalized leases. These assets and liabilities are shown on the balance sheet assuming a 10% cost or capital in accordance with FAS 55.

Depreciation has been calculated using 5 year straight line.

No provision for income tax has been made because the company has elected to be taxed under Sub-chapter "S" of the Internal Revenue Code. As a result all taxes are assessed on the shareholders and not on the company's earnings.



                       SEE ACCOUNTANT'S COMPILATION REPORT

THE DIRECTOR'S
D&D TOWING & RECOVERY INC.
TAMPA,  FL 33611

AUGUST 10, 1999

I have compiled the accompanying Balance Sheet as at DECEMBER 31, 1996 and the related Statement of Operations, Cash Flows and Stockholder's equity for the twelve months then ended, in accordance with statements on standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compi1ation is limited to presenting in the form of financial statements, information that is the representation of management. I have not audited or reviewed them and according1y do not express an opinion or any other form of assurance on them.

Michael O. Reedy
Certified Public Accountant

                              D&D TOWING & RECOVERY
                          BALANCE SHEET AS AT 12/31/96

ACCOUNTS RECEIVABLE                               17,856
PREPAID EXPENSE                                      310
TOTAL CURRENT ASSETS                                            18,166

P.P.E                                            266,492
ACCUMULATED DEP'N                                 60,834
N.B.V.                                                         205,658
DEPOSITS                                                           412

TOTAL ASSETS                                                                  224,236

OVERDRAFT                                          4,838
ACCOUNTS PAYABLE                                     811
ACCRUED INTEREST                                   1,499
CURRENT INST. L/T DEBT                            62,190

TOTAL CURRENT LIABILITIES                                       69,338
LONG TERM DEBT                                                  93,718

TOTAL LIABILITIES                                              163,056
SHARE CAPITAL                                        500
ADDITIONAL CAPITAL                                52,806
RETAINED EARNINGS                                  7,874
TOTAL STOCKHOLDERS EQUITY                                       61,180

TOTAL LIAB/STOCKH. EQUITY                                                     224,236



                       SEE ACCOUNTANT'S COMPILATION REPORT

                              D&D TOWING & RECOVERY
                          BALANCE SHEET AS AT 12/31/96

      NET REVENUE                          327,105
      DIRECT EXPENSE                       155,322
      GROSS MARGIN                         171,783
      ADMIN EXPENSES                       l60,430
      OPERATING PROFIT                      11,353
      INCOME TAX EXPENSE                         0
      NET INCOME                            11,353

                       SEE ACCOUNTANT'S COMPILATION REPORT

                              D&D TOWING & RECOVERY
                             SUPPLEMENTARY SCHEDULE

        ACCOUNTING                           5,056
        BANK CHARGES                         1,316
        ADVERTISING                          2,558
        GAS & OIL                           27,663
        DUES                                   779
        INTEREST EXPENSE                    16,126
        ENTERTAINMENT                          651
        WATER SUPPLY                         1,654
        OFFICE EXPENSE                       3,082
        PAYROLL TAXES                        1,903
        TELEPHONE EXPENSE                    4,646
        UTILITIES                            5,170
        LICENSES                             2,111
        REPAIRS                              3,837
        SMALL TOOLS                          1,557
        UNIFORMS                             3,452
        INSURANCES                          23,525
        PAGERS                               3,383
        TRAVEL                                 945
        OFFICER COMP                         3,600
        RENT EXPENSE                         4,250
        CREDIT CARD RENT                        51
        JANITORIAL                           1,176
        PROPERTY TAXES                       2,692
        DEPRECIATION                        38,452
        CHARITABLE                             795

        TOTAL                              160,430



                           SEE ACCOUNTANT'S COMPILATION REPORT

                           D&D TOWING & RECOVERY INC.
                        STATEMENT OF CASH FLOWS 12/31/96

CASH FLOWS FROM OPERATIONS

net income from operations                             11,353

adjustments to reconcile
N/I to cash flows/oper.

depreciation                                           38,452
decrease in prepaids                                   16,670
increase in payables                                    6,436
decrease in receivables                                 3,594
increase in deposits                                     -412
increase in debt                                       34,118

net cash flow from ops                                110,211

CASH FLOWS FROM INVESTING

restating book accum. Depn                           -24, 142
purchase of equipment                                -121,096


CASH FLOWS FROM FINANCING

additional paid in capital                             32,773
NET INCREASE IN CASH & EQUIY                           -2,254
CASH - BEGINNING BALANCE                                2,254
CASH & EQUIV - YEAR END                                     0

                       SEE ACCOUNTANTS COMPILATION REPORT

                            D&D TOWING & RECOVERY INC
                          STOCKHOLDER'S EQUITY 12/31/96

share capital 01/01/96                                    500
paid in capital 01/01/96                               20,033
retained deficit 01/01/96                              -1,697
TOTAL:                                                          18,846


1996 NET EARNINGS                                               11,353
CONTRIBUTED BY STOCKHOLDER                                      32,773
DIVIDEND DISTRIBUTION                                           -1,792

STOCKHOLDER'S EQUITY 12/31/96                                   61,180


                       SEE ACCOUNTANT'S COMPILATION REPORT

                        NOTES TO THE FINANCIAL STATEMENTS


The company was formed in 1988 and performs towing services as well as light mechanical repairs for the automotive industry. Revenue is recognized when services are performed and expenses recognized when incurred.

The company's equipment is financed primarily through capitalized leases. These assets and liabilities are shown on the balance sheet assuming a 10% cost or capital in accordance with FAS 55.

Depreciation has been calculated using 5 year straight line.

No provision for income tax has been made because the company has elected to be taxed under Sub-chapter "S" of the Internal Revenue Code. As a result all taxes are assessed on the shareholders and not on the company's earnings.



                       SEE ACCOUNTANT'S COMPILATION REPORT

                                    PART III

                                    EXHIBITS

ITEM 1.  INDEX TO EXHIBITS

Exhibits          Description of Document
--------          -----------------------
2.1               Amended and Restated Certificate of Incorporation of
                  1-800-AutoTow, Inc. dated August 6, 1999
2.2               Certificate of Merger dated March 30, 1998 for the merger of
                  Keey Corp. with and into 1-800-AutoTow, Inc.
2.3               Articles of Merger dated June 1, 1998 for the merger of D & D
                  Towing and Recovery, Inc.
2.4               Articles of Merger dated July 22, 1999 for the merger of L&W
                  Collision, Towing & Recovery
2.5               Articles of Merger dated July 22, 1999 for the merger of Arrow
                  Towing & Recovery, Inc.
2.6               Articles of Merger dated August, 1998 for the merger of McGann
                  & Chester, Inc.



2.7               Amended and Restated By-laws of 1-800-AutoTow, Inc.
3.1               Certificate of Designations, Preferences and Rights of Series
                  B 8% Cumulative Convertible Preferred Stock dated August 5, 1999
6.1               Amended and Restated 1-800-AutoTow, Inc. 1997 Stock Option
                  Plan dated July 26, 1999
6.2               Employment Agreement with Joel B. Nagelmann dated August 1, 1999
6.3               Employment Agreement with Eugene A. Iarocci dated August 1, 1999
6.4               Employment Agreement with Steven B. Teeters dated August 1, 1999
6.5               Employment Agreement with William Chester dated August 1, 1998
6.6               Employment Agreement with Robert M. McGann dated August 1, 1998
6.7               Employment Agreement with Glenn Michael Dempsey dated June 1, 1998
6.8               Employment Agreement with Jim Stewart dated July 22, 1999
6.9               Employment Agreement with Walter Terenik dated July 23, 1999
6.10              Employment Agreement with Muhammad Choudary dated July 28, 1999
6.11              Employment Agreement with Robert T. Mennings dated July 23, 1999
6.12              Employment Agreement with Helen Hohn dated July 23, 1999
6.13              Consulting Agreement with Zinna Terenik dated July 23, 1999
6.14              Consulting Agreement with Dennis W. Meyer dated July 22, 1999.
6.15              Consulting Agreement with Frank Rice dated July 22, 1999.
6.16              Non-Competition Agreement with Zinna Terenik dated July 23, 1999
6.17              Non-Competition Agreement with Don Lyons and Bobbye Lyons
                  dated July 28, 1999.
6.18              Non-Competition Agreement with Sandra K. Stewart dated July 22, 1999.
6.19              Non-Competition Agreement with Kurshid A. Choudary dated July 28,1999.
6.20              Non-Competition Agreement with Dennis W. Meyer and Shari Noles dated July 22,1999.
6.21              Non-Competition Agreement with Frank W. Rice dated July 22, 1999.
6.22              Non-Competition Agreement with Brian J. Rice dated July 22, 1999


6.23              Asset Purchase Agreement dated July 28, 1999 by and among
                  Lyons Towing, Inc., 1-800-AutoTow, Inc. and 1-800-AutoTow
                  Florida, Inc
6.24              Asset Purchase Agreement dated July 28, 1999 by and among
                  Lyons Autobody, Inc., 1-800-AutoTow, Inc. and 1-800-AutoTow
                  Florida, Inc.
6.25              Amendment to Asset Purchase Agreement (with Lyons Towing, Inc.
                  and Lyons Autobody, Inc.) Dated July 30, 1999.
6.26              Asset Purchase Agreement dated July 22, 1999 by and among
                  1-800-AutoTow, Inc., 1-800-AutoTow Gulf Coast East, Inc., and
                  Town `N Country Towing, Inc.
6.27              Amendment to Asset Purchase Agreement (with Town `N Country
                  Towing, Inc.) Dated July 30, 1999.
6.28              Asset Purchase Agreement dated July 28, 1999 by and among
                  A-Ace Towing, Muhammad A. Choudary and Kurshid A. Choudary,
                  1-800-AutoTow, Inc., and 1-800-AutoTow Gulf Coast S.W., Inc.
6.29              Amendment to Asset Purchase Agreement (with A-Ace Towing,
                  Muhammad A. Choudary and Kurshid A. Choudary) Dated July 30, 1999.
6.30              Asset Purchase Agreement dated February 26, 1999 by and among
                  1-800-AutoTow, Inc., 1-800-AutoTow Gulf Coast East, Inc.,
                  Dixie Grande Towing, Roberts Towing, Sandra K. Stewart and Jim Stewart.
6.31              Amendment to Asset Purchase Agreement (with Dixie Grande
                  Towing) dated June 24, 1999.
6.32              Second Amendment to Asset Purchase Agreement (with Dixie
                  Grande Towing) dated July 22, 1999.
6.33              Third Amendment to Asset Purchase Agreement (with Dixie Grande
                  Towing) dated July 30, 1999.
6.34              Merger Agreement and Plan of Reorganization dated July 23,
                  1999 by and among, 1-800-AutoTow, Inc., 1-800-AutoTow Gulf
                  Coast East, Inc., and L&W Collision, Towing & Recovery, Inc.
                  and the Stockholders named herein.
6.35              Amendment to Merger Agreement (with L&W Collision) Dated July 30, 1999.
6.36              Merger Agreement and Plan of Reorganization dated July 23,
                  1999 by and among 1-800-AutoTow, Inc., 1-800-AutoTow Gulf
                  Coast East, Inc., and Arrow Towing & Recovery, Inc., and the
                  Stockholder named herein.
6.37              Amendment to Merger Agreement (with Arrow Towing) Dated July 30, 1999.
6.38              Asset Purchase Agreement dated July 22, 1999 by and among
                  Dennis W. Meyer, Inc., d/b/a Denny's Towing Service,
                  1-800-AutoTow, Inc. and1-800-AutoTow Gulf Coast East, Inc.



6.39              Amendment to Asset Purchase Agreement (with Dennis W. Meyer,
                  Inc. dated July 30, 1999.
6.40              Addendum to Asset Purchase Agreement (with Dennis W. Meyer)
                  dated July 27, 1999.
6.41              Lease Agreement dated July 28 1999 by and among Muhammad
                  Choudary and 1-800-AutoTow Gulf Coast S.W., Inc.
6.42              Lease Agreement dated July 28, 1999 by and among Don Sinclair
                  Lyons and Bobbye Gail Lyons and 1-800-AutoTow Florida, Inc.
6.43              Lease Agreement dated July 28, 1999 by and among Lyons
                  Autobody, Inc. and 1-800-AutoTow Florida, Inc.
6.44              Lease Agreement dated July 23, 1999 by and among Walter
                  Terenik and 1- 800-AutoTow Gulf Coast East, Inc.
6.45              Sublease dated July 22, 1999 by and among Jim Stewart and
                  1-800-AutoTow Gulf Coast East, Inc.
6.46              Sublease Agreement dated July 22, 1999 by and among Dennis W.
                  Meyer, Inc. and 1-800-AutoTow Gulf Coast East, Inc.
6.47              Lease Agreement dated July 22, 1999 by and among Frank Rice and 1-800-Autotow Gulf Coast East, Inc.
6.48              Lease Agreement dated June 1, 1998 by and among G. Michael
                  Dempsey and D&D Towing and Recovery, Inc.
6.49              Lease Agreement dated August 1, 1998 by and among William
                  Chester, Jr., Robert A. McGann, Robert M. McGann and McGann &
                  Chester, Inc.
6.50              Sublease Agreement dated January 20, 1998 by and among
                  1-800-AutoTow, Inc. and AeroTek, Inc.
6.51              Agreement for the purchase of stock and warrants by and
                  between GMA Capital Partners-AutoTow, LLC. And 1-800-AutoTow,
                  Inc. dated August 6, 1999.
6.52              Finova Capital Corporation Agreement and 1-800-AutoTow, Inc.
                  dated August 6, 1999.
6.53              Engagement Agreement by and between GMA Partners, Inc. and
                  1-800-AutoTow, Inc. dated March 11, 1999
27                Financial Data Schedule

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 1-800-AUTOTOW, INC.


Dated:   August 16, 1999
                                                 By: /s/ Joel B. Nagelmann
                                                 -------------------------
                                                 Joel B. Nagelmann
                                                 Chief Executive Officer

Dated:   August 16, 1999
                                                 By: /s/ Steven B. Teeters
                                                 -------------------------
                                                 Steven B. Teeters
                                                 Vice President of Finance